                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 GENELINK, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

       PENNSYLVANIA                                    23-2795613
       ------------                                   -------------
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
 incorporation or organization)


       100 S. Thurlow Street
        Margate, New Jersey                                       08402
--------------------------------------                          ----------
(Address of principal executive offices)                         (Zip Code)

ISSUER'S TELEPHONE NUMBER:    (609) 823-6991

SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT: NOT APPLICABLE SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT: COMMON STOCK, $.01 PAR VALUE

                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS.

GENERAL BACKGROUND

         GeneLink, Inc., a Pennsylvania corporation (the "Company"), is a development stage company which was organized to offer to the public the safe collection and preservation of a family's DNA material for later use by the family to identify and potentially prevent inherited diseases. The Company was originally incorporated in Delaware in September 1994 under the name GeneLink, Inc. and was reincorporated in Pennsylvania under the name GeneLink, Inc. by way of merger in February, 1995.

         The Company has never achieved a profit, having realized net losses each year, including net losses of $306,111 in 1997, $890,892 in 1998 and $658,394 for the nine months ended September 30, 1999. Revenues for the Company were $43,945 in 1997, $2,263 in 1998 and $10,444 for the nine months ended September 30, 1999. There can be no assurance that the Company will ever realize significant sales or become profitable.

         In February 1998, the Company affected a 75-for-1 stock split of its Common Stock. The primary reasons for the stock split were to increase the number of shares of outstanding stock in order to have a sufficient float to entice market markers to create a market for the stock on the NASDAQ OTC Bulletin Board and to reduce the price per share of Common Stock in anticipation of the private placement of 800,000 shares of the Company's Common Stock, which occurred from April through June, 1998.

         The Company was founded in response to the explosion of information being generated in the field of human molecular genetics. Scientists are discovering an increasing number of connections between genes and specific diseases. These findings are a direct result of the National Institutes of Health Genome Project, which has as its goal the total mapping of the human genome by the year 2005. Doctors and scientists have known for years that many individuals and their family members are predisposed to certain diseases. This inherited disposition is contained within DNA. DNA, the hereditary material of life, is contained in all of the genes which make up who we are. If one of these genes is defective it can cause disease. There are more than 100,000 genes in the human body, most of which are in charge of the transmission of hereditary characteristics. Most of the more than 4,500 diseases are genetically based.

         The ability to diagnose genetic disease has greatly expanded over the past ten years. In decades past, once a family member becomes deceased, the opportunity to know whether living family members have inherited defective genes was lost forever. Future generations could not benefit from the DNA store of knowledge. For this reason, the Company has created a DNA banking service which stores one's genes through the collection and preservation of pure DNA. This DNA can be used to establish whether or not the disease or disorder that caused death was genetic in origin. As researchers continue to identify diseases linked to defective genes, living family members can use the stored DNA to discover if they are at risk for certain diseases such as cancer. DNA banking shifts the emphasis from diagnosis and treatment, to disease prediction and prevention. It allows future generations to access their family genetic history.

THE PRODUCT

         The Company has developed a DNA Collection Kit(TM) for the collection of DNA specimens of its clients. No licensing or training is necessary for the collection by the client of his or her DNA specimen. The DNA Collection Kit(TM) consists of six swabs and an envelope for mailing. The collection process is self administered and non-invasive (the DNA specimen is obtained by scraping the inside of the cheek) and takes less than five minutes to complete. The client forwards the swabs to the University of North Texas Health Science Center (the "Health Science Center") and completes and forwards a data form to the Company. Specimens can be collected during an individual's lifetime or up to 36 to 40 hours after death.

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
         Currently, the Company charges $350 to clients for its products and services for clients who are introduced to the Company by funeral homes which collect the DNA specimens on behalf of the Company, and the Company in turn pays funeral homes $60 for collecting the DNA specimens. The Company charges $250 to its clients for its products and services for clients who order directly through the Company's web-site, www.bankdna.com. This fee includes the DNA Collection Kit(TM), the analysis of the DNA specimen, which takes place prior to storage, and the 25 year storage fee, and is paid upfront directly to the Company. The storage of the DNA specimens is undertaken by the Health Science Center on behalf of the Company, and the Company pays the Health Service Center a separate one-time upfront non-refundable fee per each DNA specimen which is stored by the Health Science Center on behalf of the Company.

         The Health Science Center will store the DNA specimen for 25 year intervals. Upon the client's request, and upon the payment of a retrieval fee, the stored DNA specimen can be retrieved and sent to a laboratory for testing. More than one test can be made on the same DNA specimen. The Company charges its clients $50.00 plus shipping costs for retrieval of a DNA specimen. To date, the Company has not received any retrieval requests, but has retrieved six specimens to prove the accuracy of the retrieval system.

         Prior to the end of the 25 year storage period, the Company will contact the client at his or her last known address and will offer the client the ability to continue storage of the DNA specimen for an additional 25 or 50 years for an additional fee. To date, the Company has not determined what the renewal fees will be. The Company would have to pay the Health Service Center an additional fee per stored DNA specimen, to be negotiated, for any extension of the storage period. Once any storage period expires, the Health Science Center will be permitted to destroy the stored DNA specimen.

AFFILIATES

         The Company has an agreement with the Health Science Center through March 2006 for the storage of the genetic material obtained using the Company's DNA Collection Kit(TM). The Health Science Center will continue to store any DNA specimens after such date for the balance of the 25 year storage period and for any extension of the 25-year storage period agreed to between the Company and the client, but after March 2006 will no longer be obligated to receive and store any additional DNA specimens. The Company has established procedures with the Health Science Center whereby the Health Science Center will receive a sample in an envelope enclosed with the DNA Collection Kit(TM). The Health Science Center will then analyze the sample to determine the quantity and quality of the DNA to insure that enough genetic material is present, extract and store the pure DNA in a frozen state. The samples are stored in freezers (at minus 20 degrees centigrade) solely used for the purpose of DNA storage.

         The Health Science Center opened its DNA/Identity Laboratory (the "Laboratory") in 1990. The Laboratory is accredited by the American Association of Blood Banks and has received Clinical Laboratory Improvement Amendment (CLIA) certification by the U.S. Department of Health & Human Services. A recent expansion of the facility, the DNA Systems Laboratory, has broadened DNA-based analysis capabilities to include PCR typing, which provides rapid and reliable testing for infectious diseases.

         The Health Science Center is a multidisciplinary center that has been a state institution since 1975 under the governance of the same state-appointed Board of Regents that directs the University of North Texas (UNT) in Denton, Texas. UNT, founded in 1890 and now the state's fourth largest university, is an emerging national research institution. The two institutions collaborate on a variety of biomedical research, social service and health care programs.

         The Health Science Center charges the Company, not the Company's clients, for each DNA sample stored. To date, the Company has advanced $12,955 against such fees. In addition, the Health Science Center charges the Company fees for the retrieval and shipping of stored DNA specimens upon the request of the Company's clients. The Company charges its clients a $50 fee per retrieval request, plus a shipping fee.

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
MARKETING

         Since its inception, the Company has considered a number of alternatives for the marketing of its DNA Collection Kits(TM). Because of its limited financial resources and the size of its staff, the Company has elected to concentrate its marketing activities in the funeral home or death-care industry.

         The Company's strategy in capturing the death-care industry is to reach the individual funeral home locations, whether corporate-owned or independently operated, through its own servicing representatives.

         The sales approach currently undertaken by the Company is to have the funeral home collect the DNA specimen with the permission of the representative of the deceased, or the deceased if agreed to prior to death as part of the pre-need package sold to the deceased, and notify the Company of such collection. The Company, or a marketing company on behalf of the Company, would then attempt to make the sale to the family of the deceased. The past practice has been to have the funeral home itself attempt to make the sale on behalf of the Company.

         The Company plans to capture 2,000 funeral homes with at-need and pre-need sales averaging 3 sales per month. The Company is currently negotiating with Thomas Pierce & Company, a national company which sells its services to the funeral home industry, to create a marketing company to sell and market the Company's products and services to the at-need and pre-need funeral industry. The Company signed a letter of intent with Thomas Pierce & Company. The letter of intent expires on March 31, 2000, during which time the parties will negotiate for Thomas Pierce & Company to become the exclusive distributor for the funeral industry of the Company's products and services in the United States and Canada. No assurance can be given that the Company will be able to reach an arrangement with Thomas Pierce & Company to become the exclusive distributor of the Company's products and services in the funeral industry, but the Company is hopeful that it will be able to enter into an agreement and announce its new sales and marketing program in the first or second quarter of 2000. Thomas Pierce & Company has trained its employees to market and sell the Company's products and services to the funeral industry and is currently attempting to sign up funeral homes to agree to collect DNA specimens on behalf of the Company (with the approval of representatives of the deceased) and to market the Company's products and services to their clients.

         The Company believes that it will have to hire, either directly or through an affiliation with a marketing and sales company such as Thomas Pierce & Company, between 15 and 20 salespeople, none of whom would be current employees of the Company. The Company is negotiating with Thomas Pierce & Company to become the exclusive distributor of the Company's products and services in the United States and Canada, to create a sales and marketing company to market and sell the Company's products and services and to hire the salespeople necessary to implement the Company's marketing plan. There can be no assurance that the Company will be able to enter into such an arrangement with Thomas Pierce & Company or any other company, or otherwise be able to hire qualified salespeople.

         Historically, the death-care industry has consisted of thousands of individual family-owned businesses, each owning a single facility, which in most cases has been passed from one generation to the next. This trend of ownership started changing in the late 60's. The trend toward corporate-owned funeral homes has mushroomed all across the United Stated and Canada. Each year, more and more market share is gained by corporate entities through acquisitions of independent funeral home operators. The major corporations are Service Corporation International, The Loewen Group, Stewart Enterprises, Inc., Prime Succession, Inc., Carriage Services, and Keystone, Inc.

         As the competition increases in the death-care industry to capture market share, the need for unique marketing techniques is apparent. The traditional lead generating approach for the funeral home and cemetery has been telemarketing and/or door to door surveys. Typically a funeral home discount is offered or a free cemetery space given away as a door-opener. These worn-out approaches have left the funeral home operator and cemetery owner searching for new creative techniques in lead generation that add

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
value to the communities in which they serve. The Company offers the funeral home operator and cemetery owner the fresh new approach they desperately need in capturing market share.

         The last chance to gather a person's DNA is at the time of death. The funeral director, as part of his routine at-need sales process, raises the Company enrollment opportunity and seeks approval from the family for the collection of the DNA of the deceased. Once the trauma of the funeral is over and several weeks have passed, the funeral director, armed with the Company's DNA Bank Certificate, can easily visit the family and seek additional sales of both the Company and funeral pre-need services.

         The basic strategy of the Company in capturing the death-care market is to reach the individual funeral home locations, whether corporate-owned or independently operated, through our own servicing representatives. Much like other vendors supplying the death-care industry (vault companies, casket companies, funeral home supply companies, etc.), the Company (or the marketing company, if created) will develop a sales force to individually service each participating funeral home/cemetery location. The funeral home operator will collect the DNA specimen and notify the Company (or the marketing company, if created) and the Company (or the marketing company, if created) will attempt to make the sale to the representative of the deceased.

         The Company has an existing relationship with Prime Succession, Inc., a national corporate funeral entity with 143 funeral homes and 22 cemeteries which will give the Company the opportunity to cultivate and refine all aspects of the sales process. Additionally, this relationship will provide the initial area of concentration for the Company. Currently, virtually all of the Company's sales occur through sales by Prime Succession, Inc. owned funeral homes. No contract exists between the Company and Prime Succession, Inc. Once success is met within this limited target market, the Company will be poised and ready to cultivate further relationships with other funeral/cemetery corporate entities.

GOVERNMENT REGULATION

         Pursuant to a letter dated January 23, 1996, the Food and Drug Administration (the "FDA") has determined that the Company's DNA Collection Kit(TM) is a device (an instrument which is intended for use in the diagnosis of disease or other conditions and does not achieve its primary intended purpose through chemical action) and subject to regulation, but has cleared the DNA Collection Kits(TM) for sale to the public. As a result of clearing the DNA Collection Kits(TM) for sale to the public, the sale and use of the DNA Collection Kits(TM) is not currently regulated or monitored by the FDA.

INTELLECTUAL PROPERTY

         The Company has filed a patent application on its method of DNA gathering, which patent application is pending. The Company has received trademark protection for its name and logo and for the name "DNA Collection Kit(TM)."

EMPLOYEES AND LABOR RELATIONS

      The Company considers its labor relations to be good and, none of its employees is covered by a collective bargaining agreement. As of September 30, 1999, the Company employed a total of 12 people, 2 on a full time basis, in the following areas:

                                                Number of    Full Time
   Category                                     Employees    Employees
   --------                                     ----------   ---------
   Sales and marketing .................            3            0
   Business Development ................            2            1
   General and administration, including
        customer service ...............            2            1
   Lab Director and Scientists at the
        University .....................            5            0

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
COMPETITION

         DNA collection and banking is offered on a regional basis by hospitals and laboratories throughout the United States. To the best of the Company's knowledge, its other competitor which targets the funeral home industry, is DNA Analysis, Inc. However, DNA Analysis, Inc.'s product involves an invasive collection procedure (the drawing of blood with a needle), and is stored at local laboratories. The DNA collected with the Company's DNA Collection Kit is extracted and stored at the Health Science Center. The advantage to storage at the Health Science Center is that the client can feel confident that the Health Science Center, which is located at the University of North Texas, a university with over a 100 year history, will more likely continue to exist throughout the term of the storage agreement. Most local laboratories do not have a comparable history or standing in the community.

         Neither the Company nor DNA Analysis, Inc., nor any other company, has realized any significant market penetration. Methods of competition include sales through funeral homes and hospitals and marketing directly to consumers.


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

PLAN OF OPERATION

         The Company intends to implement its Planned Death-care Industry Marketing Program during the next 12 months. See "DESCRIPTION OF BUSINESS -- Marketing".

         In order to fund its planned death-care industry marketing program, the Company will require approximately $2 million. If the potential marketing affiliation is realized, the marketing partner will incur a portion of these costs and the Company will have to hire a chief operating officer and up to 2 additional full-time employees. The Company has engaged an advisor with respect to raising the required funds. It is anticipated that after the Company is relisted on the NASDAQ OTC Bulletin Board, it will sell shares of stock through a private placement to raise the required funds. Currently, the Company can satisfy its cash requirements through January 2000. The Company has received a letter of intent from Brennan Dyer & Company, LLC, a venture capital group, to obtain these funds, but unless the Company can increase its revenues and increase its stock price, it is unlikely that the Company will be able to secure such financing. If the Company is not able to secure such additional required capital, it will continue to realize negative cash flow and losses and it is unlikely that it will be able to continue operations.


RESULTS OF OPERATIONS

       The following table sets forth certain operating information regarding the Company:

                               NINE MONTH
                              PERIOD ENDED
                           SEPTEMBER 30, 1999           YEAR ENDED          YEAR ENDED
                               (UNAUDITED)           DECEMBER 31, 1998   DECEMBER 31, 1997
                           ------------------        -----------------   -----------------
Revenues                         $  10,444             $   2,263            $  43,945

Cost of Goods Sold               $   1,238             $     532            $   2,524

Net Earnings (Loss)              ($658,394)            $(890,892)           $(306,111)

Net Earnings (Loss) Per Share    $    (.07)            $    (.10)           $    (.04)

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
      The following summary table presents comparative cash flows of the Company for the fiscal years ended December 31, 1997 and December 31, 1998, and for the nine months ended September 30, 1999.

                               NINE MONTH
                              PERIOD ENDED
                           SEPTEMBER 30, 1999           YEAR ENDED          YEAR ENDED
                               (UNAUDITED)           DECEMBER 31, 1998   DECEMBER 31, 1997
                           ------------------        -----------------   -----------------
Net cash used in operating
activities                      $ 201,551              $427,081            $ 88,841

Net cash provided (used) by
Investing activities            $  30,082              $(252,313)          $(108,650)

Net cash provided by financing
activities                      $ 179,000              $617,810            $258,175


      The Company had cash balances totaling $11,334 at December 31, 1998, and $18,865 at September 30, 1999.


COMPARISON OF FISCAL YEAR ENDED DECEMBER 31, 1998 TO FISCAL YEAR ENDED DECEMBER 31, 1997

Financial Condition

         Assets of the Company decreased from $137,669 at December 31, 1997 to $120,216 at December 31, 1998, a decrease of $17,453. This decrease was primarily due to the decrease in cash from $72,916 at December 31, 1997 to $11,334 at December 31, 1998, partially offset by the increase in leasehold improvements from $0 at December 31, 1997 to $50,000 at December 31, 1998.

         Liabilities decreased from $556,604 at December 31, 1997 to $187,260 at December 31, 1998, a decrease of $369,344. This decrease was primarily due to the decrease in notes payable, current portion from $331,500 at December 31, 1997 to $0.00 at December 31, 1998, as a result of the conversion of $331,500 of debt into common stock of the Company.

         Losses. The Company incurred a loss of $890,892 for the fiscal year ended December 31, 1998, compared to a loss of $306,111 for the fiscal year ended December 31, 1997, an increase of $584,781. This increase was primarily due to an increase in selling, general and administrative expenses from $265,087 for the fiscal year ended December 31, 1997 to $601,274 for the fiscal year ended December 31, 1998.

         Revenues. Total revenues for the fiscal year ended December 31, 1998 amounted to $2,263, representing a decrease of $41,682 compared to the fiscal year ended December 31, 1997. This decrease in revenues is primarily as a result of a number of distributors purchasing DNA Collection Kits(TM) in 1997 for resale to funeral homes and the public and the failure of these distributors to continue the distribution relationship with the Company in 1998, due to the inability of these distributors to resell the DNA Collection Kits(TM) to funeral homes or the general public.

         Expenses. Total expenses for the fiscal year ended December 31, 1998 were $900,754, an increase of $552,628 from the fiscal year ended December 31, 1997. This increase is primarily attributable to the increase of selling, general administrative expenses from $265,087 in the fiscal year ended December 31, 1997 to $601,274 for the fiscal year ended December 31, 1998, primarily resulting from increased marketing and sales efforts and loans to officers treated as subscriptions receivable of $206,000 in the fiscal year ended December 31, 1998 as compared to $110,000 in the fiscal year ended December 31, 1997, an increase in consulting expenses from $620 for the fiscal year ended December 31, 1997 to $92,851 for the fiscal year ended December 31, 1998, primarily resulting from fees paid in connection with consulting and marketing services

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
provided to the Company in 1998 which were not incurred in 1997, and an increase of the payment of professional fees from $40,270 for the fiscal year ended December 31, 1997 to $85,668 for the fiscal year ended December 31, 1998, primarily resulting from additional professional fees paid in connection with the preparation of the private placement memorandum in 1998 in connection with the sale by the Company of 800,000 shares of common stock of the Company at the purchase price of $1.00 per share from April through June, 1998.


COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1999 TO NINE MONTHS ENDED SEPTEMBER 30, 1998

Financial Condition

         Assets of the Company decreased from $120,216 at December 31, 1998 to $101,418 at September 30, 1999, a decrease of $18,798.

         Liabilities increased from $187,260 at December 31, 1998 to $516,925 at September 30, 1999, an increase of $329,665. This increase was primarily due to an increase in accrued compensation from $30,000 at December 31, 1998 to $178,125 at September 30, 1999 and an increase in notes payable-current portion from $0 at December 31, 1998 to $190,028 at September 30, 1999, the proceeds of which were used by the Company primarily for working capital purposes.

CURRENT YEAR PERFORMANCE AND EARNINGS OUTLOOK

         Losses. The Company incurred a loss of $658,394 for the nine months ended September 30, 1999 as compared to a loss of $769,838 for the nine months ended September 30, 1998, a decrease of $111,444. This decrease in the amount of loss is primarily due to a decrease in selling, general and administrative expenses from $611,911 for the nine months ended September 30, 1998 to $401,016 for the nine months ended September 30, 1999.

         Revenues. The total revenues for the nine months ended September 30, 1999 equal $10,444, representing an increase of $9,084 compared to the nine months ended September 30, 1998.

         Expenses. Total expenses for the nine months ended September 30, 1999 were $650,946 as compared to $771,739 for the nine months ended September 30, 1998, a decrease of $120,793, primarily resulting from a decrease in selling, general and administrative expenses from $611,911 for the nine months ended September 30, 1998 to $401,016 for the nine months ended September 30, 1999.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's primary liquidity requirement has been the implementation and funding of its sales and marketing efforts, the payment of loans in the form of subscriptions receivable to officers and the payment of compensation to officers and other employees. In 1998 the Company received net proceeds of $641,810 from the sale of 800,000 shares of its common stock from April through June, 1998. In the first nine months of 1999 the Company has raised $185,000 through the issuance of debentures.

         Cash and cash equivalents at September 30, 1999 amounted to $18,865 as compared to $11,334 at December 31, 1998, an increase of $7,531. During 1998, the Company's operating activities utilized $427,081 as compared to utilizing $88,841 in 1997. During the first nine months of 1999, the Company's operating activities utilized $201,551, as compared to $404,083 for the first nine months of 1998. Cash utilized during these periods resulted from Company's net loss for such periods.

         Investing activities provided $30,082 for the nine months ended September 30, 1999 as compared to utilizing $159,249 for the nine months ended September 30, 1998. Primary sources/uses of funds for investing activities were related to subscriptions receivable from John DePhillipo, the President and Chief Executive Officer of the Company. Financing activities provided $179,000 for the nine month period ended

September 30, 1999 as compared to $626,810 for the nine months ended September 30, 1998. Financing activities in 1999 primarily resulted from the issuance of $185,000 of debentures throughout the first nine months of 1999, as the Company required additional funds for working capital purposes. Financing activities in 1998 primarily resulted from the issuance of 800,000 shares of common stock by the Company in a private placement from April through June, 1998.

         The Company will require approximately $2,000,000 to implement its sales and marketing strategy in the year 2000. The Company intends to raise funds through a private placement of securities after it is relisted on the NASDAQ OTC Bulletin Board. The Company has received a letter of intent from Brennan Dyer & Company, LLC, a venture capital group, to obtain these funds, but unless the Company can increase its revenues and increase its stock price, it is unlikely that the Company will be able to secure such financing. If the Company is not able to secure such additional required capital, it will continue to realize negative cash flow and losses and it is unlikely that it will be able to continue operations.

         The Company received net proceeds of $641,810 from the sale of 800,000 shares of its common stock through a private placement from April through June 1998. The private offering was made pursuant to Rule 504 promulgated under Regulation D of the Securities Act of 1933, as amended. The Company also converted $175,000 of principal of its 9% Subordinated Notes, plus accrued interest and warrants to acquire common stock into 242,847 shares of restricted stock at the price of $.72 per share and converted an aggregate of $156,500 principal amount of short-term loans plus accrued interest, into 208,665 shares of its common stock at a conversion price of $.75 per share. The conversion of the Subordinated Notes was made at a discount to the eventual $1.00 per share offering price of the private placement primarily due to the fact that the holders of the debt would be receiving stock that was not freely tradable, as opposed to the investors receiving shares of common stock under Rule 504, and as a result of the holders of Subordinated Notes agreeing to cancel the warrants which they received in connection with the issuance of the Subordinated Notes. Additionally, the Company had not yet priced the common stock to be issued in the private placement at the time of the conversion of the debt. With respect to the conversion of the short term loans, these notes were becoming due, the Company did not have sufficient funds to pay the principal and accrued interest on such notes and did not want to use the proceeds of the private placement offering for such purposes. As a result, the Company reached agreement with the holders of the short-term notes to convert such debt into equity, and to forego interest, at a price of $.72 per share.

         For the nine months ended September 30, 1999, the Company raised $185,000 through the issuance of 12% Debentures due December 31, 1999. The Company also issued 185,000 shares of common stock to the holders of the Debentures as additional consideration making the effective interest rate on the Debentures equal to 84.7%. The issuance of shares were required by the investors as a condition to agreeing to lend money to the Company. No alternative sources of financing were available to the Company, and the Company would have been unable to fund its operations without receiving such financing. The Company has the option to convert the Debentures into shares of common stock. The maturity date for the Debentures has been extended until January 31, 2000. At such time the Company will have the right to convert the Debentures into shares of common stock of the Company equal to the value of the principal and accrued interest on the Debentures at the closing bid price of the stock on the date of maturity. At the closing bid price of $.19 per share at December 13, 1999, this could result in the Company issuing approximately an additional two million shares of common stock to the holders of the Debentures, or approximately 12% of the Company on a fully-diluted basis.

         Due to the lack of cash flow of the Company from inception and the inability to pay salaries to officers of the Company from inception, the Company has lent money to officers of the Company from time to time as funds became available. Due the periodic nature of these loans and the inability of the Company to meet payroll obligations, the Company has agreed to allow officers to repay these loans, which become due December 31, 2003, through the transfer to the Company of shares of the Company's common stock at such time of conversion having a fair market value equal to the principal and accrued interest on such loans at any time on or before December 31, 2003.

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
ITEM 3.  PROPERTIES

      The Company leases its principal executive offices located in Margate, New Jersey at no cost from John and Maria DePhillipo. John DePhillipo is the Chief Executive Officer and President and a member of the Board of Directors of the Company, and Maria DePhillipo is the owner of 14.0% of the shares of the Company's Common Stock.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

       The total number of shares of Common Stock of the Company beneficially owned by each of the officers and directors of the Company, and all of such directors and officers as a group, all beneficial owners of 10% or more of the Company's Common Stock and their percentage ownership of the outstanding Common Stock of the Company as of September 30, 1999, are as follows:

                                       No. of                 % of
                                       Shares             Outstanding(1)
                                       ------             --------------
Dr. Robert P. Ricciardi(2)            4,250,000               34.15%
137 Forge Road
Glen Mills, PA 19342

John R. DePhillipo(3)                 3,185,600               27.01%
100 S. Thurlow Avenue
Margate, NJ 08402

Edmund T. and Linda J.
DelGuercio, as tenants
by the entireties                     2,250,000               21.54%
7 Forrest Lake Drive
Media, PA 19067

Cede & Co.(4)
P.O. Box 222
Bowling Green Station
New York, New York 10274              1,827,490               17.50%

All officers and
directors a group
(2 persons)                           7,886,800               52.89%
                                      ---------               -----

(1) Includes 10,293,861 shares currently outstanding, options to acquire 3,600,000 shares and warrants to acquire 229,375 shares.

(2) Includes options to acquire 1,000,000 shares at an exercise price of $.10 per share and options to acquire 1,000,000 shares at an exercise price of $1.00 per share.

(3) Includes 1,436,800 shares owned by Maria DePhillipo, spouse of John R. DePhillipo, all of whose shares are attributed to Mr. DePhillipo solely for purposes of this presentation, 250,000 shares owned by trusts, the beneficiaries of whom are minor children of Mr. DePhillipo and the trustee of whom is Maria DePhillipo, all of which shares are attributed to Mr. DePhillipo solely for purposes of this presentation, options to acquire 498,800 shares at an exercise price of $.10 per share, and options to acquire 1,000,000 at an exercise price of $1.00 per share.

(4) Cede & Co. Is a nominee holder of shares of Common Stock of the Company as a depository for brokerage firms and others.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The directors and executive officers of the Company are as follows:

NAME                            AGE                  POSITION
---                             ---                  --------
John R. DePhillipo              58                   Chairman of the Board, Chief
                                                     Executive Officer, President
                                                     Secretary and
                                                     Director

Robert P. Ricciardi             52                   Treasurer and
                                                     Director

         John R. DePhillipo - Since 1995, Mr. DePhillipo has been the Chairman of the Board, President, Chief Executive Officer, Secretary and a member of the Board of Directors of the Company. Mr. DePhillipo, educated at Temple University in Business Administration, served from 1990 to 1994 as the Chairman/CEO of Applied Safety, Inc., which developed a retro-fit driver's side airbag for installation in new or used vehicles. In August, 1994, Applied Safety ceased operations and entered into a license and royalty agreement with a New York Stock Exchange company which was a worldwide manufacturer and supplier of airbags. In October of 1995, after a lawsuit was filed in Florida by the other party seeking to terminate the agreement and avoid future royalty payments, Applied Safety filed for protection under Chapter 11 of the U.S. Bankruptcy Code, Case #95-17950 DAS. In September 1997, Applied Safety's plan was confirmed by the bankruptcy court, and Applied Safety has emerged from bankruptcy.

         Robert P. Ricciardi, Ph.D. - Since 1995, Dr. Ricciardi has been the Treasurer and a member of the Board of Directors of the Company. Since 1992, Dr. Robert Ricciardi has been a Professor of Microbiology at the University of Pennsylvania, where he is Chairman of the Microbiology and Virology Program of the Molecular Biology Graduate Group. He received his Ph.D. from the University of Illinois at Urbana in cellular biology. He was a postdoctoral fellow at Brandeis University and Harvard Medical School in the Department of Biological Chemistry and was awarded fellowships by the American Cancer Society, National Institutes of Health and Charles A. King Trust. He developed one of the first techniques in molecular biology which has been widely used both to map genes and determine the proteins they encode. While most of his research has centered on basic mechanisms of cancer, he has developed, patented and has a patent pending for recombinant delivery vectors for use as vaccines and for potential use in gene therapy. Dr. Ricciardi has served as a consultant to The National Institutes of Health, Smith Kline and Beckman's Department of Molecular Genetics, and Children's Hospital of Philadelphia's Department of Infectious Disease. He has authored 55 publications, has been awarded a NATO Visiting Professorship at Ferrara Medical School, Italy, and has been an invitational speaker at various scientific meetings and a seminar guest speaker at the Mayo Clinic and Johns Hopkins University.

ITEM 6.  EXECUTIVE COMPENSATION.

         Since its inception and until the execution of an employment agreement with John DePhillipo, the President and Chief Executive Officer of the Company, the Company recorded the fair value of services provided by Mr. DePhillipo (along with those of other officers). Although Mr. DePhillipo received no cash remuneration, the Company recorded the value of the services contributed by Mr. DePhillipo as $42,000 in 1994, $175,000 in 1995, $121,000 in 1996 and $110,000
in 1997.

         The employment agreement between Mr. DePhillipo and the Company entered into September 1997 and memorialized and dated February 24, 1998, which provides for an initial salary of $125,000 per year starting fiscal year 1998, an initial term of five (5) years, benefits, a grant of options to acquire 1,200,000 Shares at an exercise price of $.10 per share, 600,000 of which have vested with the remaining balance vesting in equal annual installments of 200,000 each commencing January 1, 2000, registration rights and a two (2) year restrictive covenant.

         The Company has entered into a consulting agreement with Dr. Ricciardi, which was entered into September 1997 and memorialized and dated February 24, 1998, and which provides for initial compensation of $30,000 per year in 1998 and $60,000 per year in 1999, an initial term of five (5) years, the grant of options to acquire 1,000,000 Shares at an exercise price of $.10 per Share, 400,000 of which have vested with the remaining balance vesting in four (4) equal annual installments of 200,000 each commencing January 1, 2000, registration rights and requires Dr. Ricciardi to perform eight (8) hours of consulting service per week. The Company has accrued, but has not paid, the sums due Dr. Ricciardi under the consulting agreement.

         The following charts set forth information regarding options granted to executive officers of the Company in 1998.

                                               OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                      Potential Realizable Value at
                                                                                      Assumed Annual Rates of Stock
                                Individual Grants                                     Price Appreciation for Option
                                                                                                  Term

                    Number of      Percent of
                   Securities    Total Options/
                   Underlying     SARs Granted      Exercise of    Expiration Date
      Name           Option/      to Employees      Base Price                           5% ($)           10% ($)
                  SARs Granted   in Fiscal Year       ($/Sh)
                       (#)
    John R.
   DePhillipo       1,200,000        54.54%         $0.10/share       12/31/03         $1,776,000        $2,388,000
   Robert P.
   Ricciardi        1,000,000        45.45%         $0.10/share       12/31/03         $1,480,000        $1,990,000

                                              AGGREGATED OPTION/SAR EXERCISES IN LAST
                                              FISCAL YEAR AND FY-END OPTION/SAR VALUES

                                                                   Number of Securities        Value of Unexercised
                                Shares                            Underlying Unexercised           In-the-Money
           Name              Acquired On     Value Realized       Options/SARs at Fiscal      Options/SARs at Fiscal
                             Exercise (#)                       Year-End (#) Exercisable/          Year-End ($)
                                                                      Unexercisable                Exercisable/
           (a)                                     (c)                     (d)                    Unexercisable
                                 (b)                                                                   (e)
John R. DePhillipo               n/a                0                400,000/800,000             $40,000/$80,000

Robert P. Ricciardi              n/a                0                200,000/800,000             $20,000/$80,000

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         Since its inception, the Company has loaned funds periodically to Mr. DePhillipo. The Company is treating these loans as a subscription receivable. The loans totaled $42,000 in 1994, $175,000 in 1995, $121,000 in 1996, $110,000
in 1997, $206,000 in 1998 and $60,000 in 1999. Mr. DePhillipo has paid back $103,573 on account of the loans in 1999. The $60,000 of loans in 1999 represents the exercise price of options exercised by Mr. DePhillipo in 1999 and was lent to Mr. DePhillipo pursuant to the terms of the options granted to Mr. DePhillipo. Each loan bears interest at the applicable federal rate, as determined under Section 1274(d) of the Internal Revenue Code. The current applicable federal rate is 5.26% per annum. The balance on these loans as of September 30, 1999 was $742,755. If the Internal Revenue Service were to take the position, and successfully maintain, that any of such loans should have been treated as compensation, both the Company and Mr. DePhillipo would be liable for income taxes, plus interest and penalties. The state of New Jersey, where Mr. DePhillipo resides, could also take a similar position and seek to collect income and other taxes.

         Mr. DePhillipo has executed notes payable to the Company to evidence his obligations on account of the loans. Under the terms of his obligations, in repayment thereof, Mr. DePhillipo will have the right, at any time on or before December 31, 2003, to transfer to the Company, at their then fair market value, shares of the Company's Common Stock. Any transfer not in full satisfaction of the obligation will first be applied to accrued interest and then to principal. No payments of interest or principal shall be due on account of the loans prior to December 31, 2003, at which time the loans become due. Fair market value of the Company's Shares shall be equal to the average between the bid and asked price in the market in which it is publicly-traded on the last date on which such trades occurred prior to the transfer of shares from Mr. DePhillipo to the Company. If the Shares are not publicly-traded, fair market value shall be determined by appraisal by an independent auditor not otherwise engaged in services for the Company or Mr. DePhillipo, which appraisal shall be final and binding upon both Mr. DePhillipo and the Company.

         Upon the start of the Company's operations, Dr. Robert P. Ricciardi, the treasurer, a member of the Board of Directors of the Company and a holder of 2,250,000 shares of the Company's common stock, and Dr. Edmund T. DelGuercio, a holder of 2,250,000 shares of the Company's common stock, each loaned money to the Company. As of September 30, 1999, the Company owed Dr. Ricciardi $15,000 and Dr. DelGuercio $15,500.

         In March 1998, the Company entered into a settlement agreement with William Parisi, a former officer of the Company. The Company lent Mr. Parisi $148,501 from time to time during his affiliation with the Company, as it was unable to pay him a salary. Upon his becoming an officer of the Company, Mr. Parisi became entitled to shares of common stock of the Company. The Company and Mr. Parisi were unable to agree upon the value of the common stock to be received by Mr. Parisi. Pursuant to the terms of the settlement agreement, Mr. Parisi received 300,000 shares of common stock and the Company received a release from Mr. Parisi. Mr. Parisi then exchanged 148,501 shares of common stock to the Company (at the then fair market value of $1.00 per share) to repay in full the outstanding balance of the loan from the Company to him.

ITEM 8.  DESCRIPTION OF SECURITIES.

       The Company is authorized to issue 75,000,000 shares of Common Stock, $.01 par value. At September 30, 1999, there were 10,293,861 shares of Common Stock issued and outstanding. There were 83 shareholders of record of the Common Stock of the Company as of September 30, 1999.

COMMON STOCK

       Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors, out of funds legally available, without any preference. Holders of Common Stock are entitled to one vote per share. Cumulative voting is not allowed for purposes of the election of directors. Thus, the holders of more than 50% of the shares voting for directors can elect all directors. The holders of the Common Stock of the Company have no preemptive rights to purchase new issues of the securities of the Company. There are no redemption or conversion features attached to the Common Stock.

       At the present time, the Company does not intend to pay any dividends on its Common Stock.

       Upon liquidation or dissolution of the Company, holders of Common Stock are entitled to receive pro rata, either in cash or in kind, all of the assets of the Company after payment of debts.

WARRANTS AND OPTIONS

       As of September 30, 1999, there were outstanding 229,375 warrants to acquire shares of Common Stock, having exercise prices between $.75 and $1.50 per share, and 3,578,820 options to purchase shares of Common Stock, consisting of 2,000,000 options having an exercise price of $1.00 per share, 800,000 of which have vested, and 1,578,820 options having an exercise price of $.10 per share, 600,000 of which have vested.

PENNSYLVANIA CORPORATE LAW

       The Company is a Pennsylvania corporation, and may become subject to the anti-takeover provisions of the Pennsylvania Business Corporation Law (the "Pennsylvania Law"). In general, Pennsylvania Law prevents take-over offers to acquire equity securities of a Pennsylvania corporation if the offeror would become a beneficial owner of more than 20% of any class of outstanding equity securities, and other similar provisions, subject to certain exceptions such as the written approval of the board of directors. The existence of these provisions would be expected to have an anti-takeover effect, including attempts that might result in a premium over the market price for the shares of Common Stock held by Shareholders.

TRANSFER AGENT AND REGISTRAR

       The transfer agent and registrar for the Common Stock of the Company is StockTrans, Inc., 7 East Lancaster Avenue, Ardmore, Pennsylvania; telephone
(610) 649-7300.

REPORTS TO SHAREHOLDERS

       The Company will furnish its shareholders with annual reports containing the consolidated financial statements of the Company examined by independent certified public accountants. The Company may distribute other reports to the Shareholders as it deems appropriate.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

GENERAL

       From November 1998 until December 1, 1999, the Common Stock of the Company was traded on the NASDAQ OTC Bulletin Board market under the symbol GNLK. On December 2, 1999, the Company's Common Stock was delisted from the NASDAQ OTC Bulletin Board and is currently traded on the National Quotation Board Pink Sheets under the symbol GNLK.

MARKET PRICE

         The Company's Commons Stock has been traded since November, 1998. The Company's market maker is Olsen, Payne & Company, 215 South State Street, Suite 750, Salt Lake City, Utah 84110.

         The following table sets forth the range of high and low closing bid prices per share of the Common Stock of the Company as reported or the NASDAQ Bulletin Board for the periods indicated.

Year Ended December 31, 1998                       High Bid(1)             Low Bid(1)
----------------------------                       --------                -------
         3rd Quarter..........................      Unpriced               Unpriced

         4th Quarter..........................       $1.31                   $0.94

Year Ending December 31, 1999

         1st Quarter .........................       $1.41                   $0.50

         2nd Quarter..........................       $0.88                   $0.25

         3rd Quarter..........................       $0.63                   $0.18


------------------
(1) The Company is unaware of the factors which resulted in the significant fluctuations in the prices per share during the periods being presented, although it is aware that there is a thin market for the Common Stock, that there are frequently few shares being traded and that any sales activity significantly impacts the market.

The last sale price of the Common Stock of the Company on January 27, 2000, was $.25 per share.

DIVIDENDS

       The Company has not paid any dividends on its Common Stock and does not expect to do so in the foreseeable future. The Company intends to apply its earnings, if any, in expanding its operations and related activities.

       The payment of cash dividends in the future will be at the discretion of the Board of Directors and will depend upon such factors as earnings levels, capital requirements, the Company's financial condition and other factors deemed relevant to the Board of Directors. In addition, the Company's ability to pay dividends may become limited under future loan agreements of the Company which may restrict or prohibit the payment of dividends.

ITEM 2.  LEGAL PROCEEDINGS.

       The Company is not currently subject to any legal proceedings, but may become subject to legal proceedings and claims which arise in the ordinary course of business. The Company's management does not expect that the results in any of these legal proceedings will have a material adverse effect on the Company's financial condition or results of operations.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         In 1997, S&S Family Partnership, Benjamin DeYoung, Dr. and Mrs. Pierre Ghayad and Dr. Jacques Khoury converted notes aggregating $40,000 plus accrued interest into 50,850 shares of Common Stock at a price of $.79 per share pursuant to Rule 506 of Regulation D under the Securities Act of 1933.

         In March 1998, the Company converted an aggregate of $175,000 principal amount of its 9% Subordinated Notes, plus accrued interest and warrants to acquire Common Stock held by Thomas Price, James Fulmer, Jr., Wanda Smith, Benjamin DeYoung, Dave Canter, Matthew Foley and Susan Sundstrom, and R.A. Hamilton Corp., into 242,847 shares of Common Stock at a conversion price of $.72 per share pursuant to Rule 506 of Regulation D under the Securities Act of 1933, and the Company converted an aggregate of $156,500 principal amount of 11.5% short-term loans, plus accrued interest, made to the Company by Kelly/Waldron & Co., Star Machine, Inc., S&S Family Partnership and Michael Caridi in November and December, 1997 into 208,665 shares of Common Stock, at a conversion price of $.75 per share pursuant to Rule 504 of Regulation D under the Securities Act of 1933.

                  Also in March 1998, the Company issued an aggregate of 30,000 shares of Common Stock to members of its Medical Advisory Board for agreeing to serve on the Medical Advisory Board, and issued 300,000 shares of Common Stock to William E. Parisi pursuant to a settlement agreement entered into between the Company and Mr. Parisi, each issued pursuant to Rule 506 of Regulation D under the Securities Act of 1933. The Company lent Mr. Parisi $148,501 from time to time during his affiliation with the Company, as it was unable to pay him a salary. Upon his becoming an officer of the Company, Mr. Parisi became entitled to shares of Common Stock of the Company. The Company and Mr. Parisi were unable to agree upon the value of the Common Stock to be received by Mr. Parisi. Pursuant to the terms of the settlement agreement, Mr. Parisi received 300,000 shares of common stock and the Company received a release from Mr. Parisi. Mr. Parisi then exchanged 148,501 shares of Common Stock to the Company (at the then fair market value of $1.00 per share) to repay in full the outstanding balance of the loan from the Company to him.

         From April through June 1998, the Company issued 800,000 shares of Common Stock for $800,000 in a limited offering made in reliance upon Rule 504 of Regulation D under the Securities Act of 1933. Upon completion of the offering in June 1998, the Company granted Shannon/Rosenbloom Marketing, Inc. 250,000 shares of Common Stock for marketing and promotional services rendered pursuant to Rule 506 of Regulation D of the Securities Act of 1933 and sold to Shannon/Rosenbloom Marketing, Inc. 250,000 shares of Common Stock for $25,000 pursuant to Rule 504 of Regulation D under the Securities Act of 1933, under the terms of an option granted to Shannon/Rosenbloom to convert $25,000 of compensation into 250,000 shares of Common Stock.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The provisions of the Pennsylvania Business Corporation Law provides for the indemnification of the directors and officers of the Company. These provisions generally permit indemnification of directors and officers against certain costs, liabilities and expenses of any threatened, pending or completed action, suit or proceeding that any such person may incur by reason of serving in such positions if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such persona had been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstance of the case, such person is fairly and reasonably entitled to indemnity for such expenses which a court shall deem proper. Any determination that indemnification of a director or an officer, unless ordered by the court, must be made by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum; or by a committee of such directors designated by majority vote of such directors even though less than a quorum; or if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or by the shareholders.

                                    PART F/S

Item 1. Financial Statements

                          INDEX TO FINANCIAL STATEMENTS


 Independent Auditor's Report                                                           F-1

 Balance Sheets, December 31, 1998 and December 31, 1997                                F-2

 Statements of Operations and Retained Earnings (Deficit),
 Years ended December 31, 1998 and December 31, 1997                                    F-4

 Statements of Changes in Stockholder Equity,
 Years Ended December 31, 1998 and 1997                                                 F-5

 Statements of Cash Flow, Years ended December 31, 1998 and 1997                        F-7

 Notes to Financial Statements                                                          F-9

 Balance Sheets, September 30, 1999 and 1998 (unaudited)                                F-25

 Statements of Operations and Retained Earnings (Deficit),
 Nine months ended September 30, 1999 and 1998(unaudited)                               F-27

 Statements of Changes in Stockholder's Equity,
 Nine months ended September 30, 1999 and 1998(unaudited)                               F-28

 Statements of Cash Flow, Nine months ended September 30, 1999
 and 1998(unaudited)                                                                    F-30

 Notes to Financial Statements                                                          F-32

Genelink, Inc.
(A Development Stage Company)
Margate, New Jersey

We have audited the accompanying balance sheets of Genelink, Inc. (a development stage company) as of December 31, 1998 and 1997, and the related statements of income, retained earnings and cash flows for the years then ended and for the period September 21, 1994 (date of inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genelink, Inc. as of December 31, 1998 and 1997, and the results of its operation and its cash flows for the years then ended and for the period September 21, 1994 (date of inception) to December 31, 1998 in conformity with generally accepted accounting principles. As discussed in the Notes to the Company's financial statements, certain accounting adjustments have been made pursuant to the registration of the Company with the Securities and Exchange Commission in accordance with the Securities Act of 1934. The Company's financial statements dated March 12, 1999 have been restated to reflect these changes as of January 21, 2000.


                                                  SIEGAL & DROSSNER, P.C.
                                                  Certified Public Accountants
                                                  Philadelphia, Pennsylvania

March 12, 1999
(except for paragraph 4,
as to which the date is
January 21, 2000.)

                                  GENELINK, INC
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                            DECEMBER 31, 1998 & 1997

                                     ASSETS

                                                  1998                  1997
                                                ---------             ---------
CURRENT ASSETS
     Cash                                       $  11,334             $  72,918
     Accounts Receivable                              198                     0
     Inventory                                     11,272                10,587
     Prepaid Expenses                              19,426                13,171
                                                ---------             ---------

TOTAL CURRENT ASSETS                               42,230                96,676
                                                ---------             ---------

FIXED ASSETS
     Office Furniture                               1,154                     0
     Office Equipment                              14,126                 8,355
     Leasehold Improvements                        50,000                     0
                                                ---------             ---------
                                                   65,280                 8,355
     Less:  Accumulated Depreciation               (8,613)               (5,251)
                                                ---------             ---------

TOTAL PROPERTY AND EQUIPMENT                       56,667                 3,104
                                                ---------             ---------

OTHER ASSETS
     Deposits                                       1,640                   600
     Organization Costs                            86,976                86,976
  Patent                                            3,229                 3,229
                                                ---------             ---------
                                                   91,845                90,805
     Less:  Accumulated Amortization              (70,526)              (52,916)
                                                ---------             ---------

TOTAL OTHER ASSETS                                 21,319                37,889
                                                ---------             ---------

TOTAL ASSETS                                    $ 120,216             $ 137,669
                                                =========             =========

See Accountants' Report and Accompanying Notes.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                            DECEMBER 31, 1998 & 1997

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                     1998                     1997
                                                  -----------             -----------
CURRENT LIABILITIES
     Accounts Payable                             $    87,613             $   128,516
     Accrued Payroll Taxes                                822                   1,582
     Accrued Interest                                       0                  15,069
     Accrued Expenses                                  32,325                  19,437
     Accrued Compensation                              30,000                       0
     Notes Payable - Current Portion                        0                 331,500
     Loans Payable Affiliates -
          Current Portion                               6,500                  24,000
                                                  -----------             -----------

TOTAL CURRENT LIABILITIES                             157,260                 520,104
                                                  -----------             -----------

LONG-TERM LIABILITIES
     Loans Payable Affiliates -
            Net of current portion                     30,000                  36,500
                                                  -----------             -----------

STOCKHOLDERS' EQUITY (DEFICIT)
     Common Stock, $.01 par value,
         75,000,000 shares authorized
         9,643,861 and 102,678 shares
          issued and outstanding as of
          December 31, 1998 & 1997
          respectively.                                96,439                   1,027
     Additional Paid-in Capital                     2,581,610               1,321,796
     Stock Subscriptions Receivable                  (725,611)               (613,168)
     Deficit Accumulated during the
       development stage                           (2,019,482)             (1,128,590)
                                                  -----------             -----------

TOTAL STOCKHOLDERS' EQUITY(DEFICIT)                   (67,044)               (418,935)
                                                  -----------             -----------

TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY (DEFICIT)               $   120,216             $   137,669
                                                  ===========             ===========

See Accountants' Report and Accompanying Notes.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
             STATEMENT OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997
            AND FOR THE PERIOD SEPTEMBER 21, 1994 (DATE OF INCEPTION)
                              TO DECEMBER 31, 1998
                                   (UNAUDITED)

                                                             FOR THE                 FOR THE                 9/21/94
                                                            YEAR ENDED             YEAR ENDED          (DATE OF INCEPTION)
                                                            12/31/98                12/31/97               TO 12/31/98
                                                           -----------             -----------             -----------
REVENUE                                                    $     2,263             $    43,945             $   220,978
                                                           -----------             -----------             -----------

COST OF GOODS SOLD                                                 532                   2,524                  34,330
                                                           -----------             -----------             -----------

GROSS PROFIT                                                     1,731                  41,421                 186,648
                                                           -----------             -----------             -----------

EXPENSES
     Selling, general and administrative                       601,274                 265,087               1,663,928
     Consulting                                                 92,851                     620                 130,931
     Professional fees                                          85,668                  40,370                 186,860
     Advertising and promotion                                  40,139                   7,362                  83,389
     Amortization and depreciation                              20,972                  19,281                   9,139
                                                           -----------             -----------             -----------
                                                               840,904                 332,720               2,144,247
                                                           -----------             -----------             -----------

INTEREST EXPENSE                                                59,850                  15,406                  75,365
                                                           -----------             -----------             -----------

INTEREST INCOME                                                  8,131                     594                  13,482
                                                           -----------             -----------             -----------

NET LOSS BEFORE PROVISION
     FOR INCOME TAXES                                         (890,892)               (306,111)             (2,019,482)
                                                           -----------             -----------             -----------

PROVISION FOR INCOME TAXES                                           0                       0                       0
                                                                                                           -----------

NET LOSS                                                      (890,892)               (306,111)             (2,019,482)
                                                           -----------             -----------             -----------

ACCUMULATED DEFICIT-BEGINNING                               (1,128,590)               (209,524)                      0

PRIOR PERIOD ADJUSTMENTS                                             0                (612,955)                      0
                                                           -----------             -----------             -----------

ACCUMULATED DEFICIT-ENDING                                 $(2,019,482)            $(1,128,590)            $(2,019,482)
                                                           ===========             ===========             ===========

NET LOSS PER SHARE BASIC
     AND DILUTED                                           $      (.10)            $      (.04)
                                                           -----------             -----------
     Weighted Average common shares
     and diluted potential common shares                     9,018,348               7,687,200
                                                           -----------             -----------

See Accountants' Report and Accompanying Notes.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   STATEMENTS OF STOCKHOLDERS' EQUITY(DEFICIT)




                                                         COMMON            COMMON                          ADDITIONAL
                                                         STOCK             STOCK             TREASURY        PAID IN
                                                      # OF SHARES          AMOUNT              STOCK         CAPITAL
                                                      -----------        -----------        -----------    -----------
BALANCE AT SEPTEMBER 21, 1994 (INCEPTION)                    --          $      --          $      --      $      --
  ISSUANCE OF COMMON STOCK FOR CASH                        66,000                660                           119,040
  ISSUANCE OF COMMON STOCK FOR                             30,000                300               --           42,000
      CONSULTING SERVICES
   FAIR VALUE OF SERVICES CONTRIBUTED BY                     --                 --                 --           42,000
       CORPORATE EXECUTIVES
  INTEREST ACCRUED ON SUBSCRIPTIONS RECEIVABLE               --                 --                 --              397
  ISSUANCE OF STOCKHOLDERS SUBSCRIPTION                      --                 --                 --             --
        RECEIVABLES
  NET LOSS                                                   --                 --                 --             --
                                                      -----------        -----------        -----------    -----------
BALANCE AT DECEMBER 31, 1994                          $    96,000        $       960        $      --      $   161,437
                                                      ===========        ===========        ===========    ===========
  ISSUANCE OF COMMON STOCK FOR CASH                         5,280                 53               --          329,947
  FAIR VALUE OF SERVICES CONTRIBUTED BY                      --                 --                 --          300,000
       CORPORATE EXECUTIVES
  INTEREST ACCRUED ON SUBSCRIPTIONS RECEIVABLE               --                 --                 --            9,584
  ISSUANCE OF STOCKHOLDERS SUBSCRIPTION                      --                 --                 --             --
       RECEIVABLES
  NET LOSS                                                   --                   `-               --             --
                                                                                            -----------    -----------
BALANCE AT DECEMBER 31, 1995                              101,280        $     1,013        $      --      $   800,968
                                                      ===========        ===========        ===========    ===========
  ISSUANCE OF COMMON STOCK FOR CASH                           480                  5               --           29,995
  ISSUANCE OF COMMON STOCK FOR CONSULTING                     240                  2               --           14,998
      SERVICES
  FAIR VALUE OF SERVICES CONTRIBUTED BY                      --                 --                 --          221,000
     CORPORATE EXECUTIVES
  INTEREST ACCRUED ON SUBSCRIPTIONS RECEIVABLE               --                 --                 --           23,886
  ISSUANCE OF STOCKHOLDERS SUBSCRIPTION                      --                 --                 --             --
     RECEIVABLES
  NET LOSS                                                   --                 --                 --             --
                                                      -----------        -----------        -----------    -----------
BALANCE AT DECEMBER 31, 1996                              102,000        $     1,020        $      --      $ 1,090,847
                                                      ===========        ===========        ===========    ===========
  CONVERSION OF DEBT TO COMMON STOCK                          678                  7                            43,168
  FAIR VALUE OF SERVICES CONTRIBUTED BY                      --                 --                 --          155,000
     CORPORATE EXECUTIVES
  INTEREST ACCRUED ON SUBSCRIPTIONS RECEIVABLE               --                 --                 --           32,781
  ISSUANCE OF STOCKHOLDER SUBSCRIPTION                       --                 --                 --             --
     RECEIVABLES
  NET LOSS                                                   --                 --                 --             --
                                                      -----------        -----------        -----------    -----------
BALANCE AT DECEMBER 31, 1997                              102,678        $     1,027        $      --      $ 1,321,796
                                                      ===========        ===========        ===========    ===========

                                                                            DEFICIT
                                                                          ACCUMULATED
                                                         STOCK              DURING
                                                      SUBSCRIPTION        DEVELOPMENT
                                                       RECEIVABLE            STAGE               TOTAL
                                                      -----------         -----------         -----------
BALANCE AT SEPTEMBER 21, 1994 (INCEPTION)             $      --           $      --           $      --
  ISSUANCE OF COMMON STOCK FOR CASH                                              --               119,700
  ISSUANCE OF COMMON STOCK FOR                               --                  --                   300
      CONSULTING SERVICES
   FAIR VALUE OF SERVICES CONTRIBUTED BY                     --                  --                42,000
       CORPORATE  EXECUTIVES
  INTEREST ACCRUED ON SUBSCRIPTIONS RECEIVABLE               --                  --                   397
  ISSUANCE OF STOCKHOLDERS SUBSCRIPTION                   (41,667)               --               (41,667)
        RECEIVABLES
  NET LOSS                                                   --               (52,202)            (52,202)
                                                      -----------         -----------         -----------
BALANCE AT DECEMBER 31, 1994                          $   (41,667)        $   (52,202)        $    68,528
                                                      -----------         ===========         ===========
  ISSUANCE OF COMMON STOCK FOR CASH                          --                  --               330,000
  FAIR VALUE OF SERVICES CONTRIBUTED BY                      --                  --               300,000
       CORPORATE EXECUTIVES
  INTEREST ACCRUED ON SUBSCRIPTIONS RECEIVABLE               --                  --                 9,584
  ISSUANCE OF STOCKHOLDERS SUBSCRIPTION                  (257,594)               --              (257,594)
                                                                                              -----------
       RECEIVABLES
  NET LOSS                                                   --              (480,409)           (480,409)
                                                      -----------         -----------         -----------
BALANCE AT DECEMBER 31, 1995                          $  (299,251)        $  (532,611)        $   (29,881)
                                                      ===========         ===========         ===========
  ISSUANCE OF COMMON STOCK FOR CASH                          --                  --                30,000
  ISSUANCE OF COMMON STOCK FOR CONSULTING                    --                  --                15,000
      SERVICES
  FAIR VALUE OF SERVICES CONTRIBUTED BY                      --                  --               221,000
     CORPORATE EXECUTIVES
  INTEREST ACCRUED ON SUBSCRIPTIONS RECEIVABLE               --                  --                23,886
  ISSUANCE OF STOCKHOLDERS SUBSCRIPTION                  (172,486)               --              (172,486)
     RECEIVABLES
  NET LOSS                                                   --              (289,868)           (289,868)
                                                      -----------         -----------         -----------
BALANCE AT DECEMBER 31, 1996                          $  (471,737)        $  (822,479)        $  (202,349)
                                                      ===========         ===========         ===========
  CONVERSION OF DEBT TO COMMON STOCK                                             --                43,175
  FAIR VALUE OF SERVICES CONTRIBUTED BY                      --                  --               155,000
     CORPORATE EXECUTIVES
  INTEREST ACCRUED ON SUBSCRIPTIONS RECEIVABLE               --                  --                32,781
  ISSUANCE OF STOCKHOLDER SUBSCRIPTION                   (141,431)               --              (141,431)
     RECEIVABLES
  NET LOSS                                                   --              (306,111)           (306,111)
                                                      -----------         -----------         -----------
BALANCE AT DECEMBER 31, 1997                          $  (613,168)        $(1,128,500)        $  (418,935)
                                                      ===========         ===========         ===========

See Accountants' Report and Accompanying Notes

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   STATEMENTS OF STOCKHOLDERS' EQUITY(DEFICIT)



                                                   COMMON            COMMON                              ADDITIONAL
                                                   STOCK             STOCK             TREASURY           PAID IN
                                                # OF SHARES          AMOUNT             STOCK             CAPITAL
                                                -----------        -----------        -----------        -----------
BALANCE AT DECEMBER 31, 1997                        102,678        $     1,027                           $ 1,321,796
    STOCK SPLIT 75 FOR 1                          7,598,172             75,982               --              (75,982)
    ISSUANCE OF COMMON STOCK FOR CASH               800,000              8,000               --              633,810
    ISSUANCE OF COMMON STOCK FOR C
     CONSULTING SERVICES                            691,499              6,915               --              113,085
   REPAYMENT OF CONTRIBUTED SERVICES
      BY CORPORATE EXECUTIVE                           --                 --                 --             (148,501)
   FAIR VALUE OF VESTED STOCK OPTIONS                  --                 --                 --              300,000
   ISSUANCE OF STOCKHOLDERS SUBSCRIPTION
      RECEIVABLES                                      --                 --                 --                 --
   INTEREST ACCRUED ON SUBSCRIPTIONS
      RECEIVABLE                                       --                 --                 --               35,555
   CONVERSION OF DEBT TO COMMON STOCK               451,512              4,515               --              491,847
   NET LOSS                                            --                 --                 --                 --
                                                -----------        -----------        -----------        -----------
BALANCE AT DECEMBER 31, 1998                      9,643,861        $    96,439        $      --          $ 2,581,610
                                                ===========        ===========        ===========        ===========

                                                                       DEFICIT
                                                                     ACCUMULATED
                                                   STOCK                DURING
                                                SUBSCRIPTION         DEVELOPMENT
                                                 RECEIVABLE             STAGE               TOTAL
                                                 -----------         -----------         -----------
BALANCE AT DECEMBER 31, 1997                     $  (613,168)        $(1,128,500)        $  (418,935)
    STOCK SPLIT 75 FOR 1                                --                  --                  --
    ISSUANCE OF COMMON STOCK FOR CASH                   --                  --               641,810
    ISSUANCE OF COMMON STOCK FOR C
     CONSULTING SERVICES                                --                  --               120,000
   REPAYMENT OF CONTRIBUTED SERVICES
      BY CORPORATE EXECUTIVE                            --                  --              (148,501)
   FAIR VALUE OF VESTED STOCK OPTIONS                   --                  --               300,000
   ISSUANCE OF STOCKHOLDERS SUBSCRIPTION
      RECEIVABLES                                   (112,443)               --              (112,443)
   INTEREST ACCRUED ON SUBSCRIPTIONS
      RECEIVABLE                                        --                  --                35,555
   CONVERSION OF DEBT TO COMMON STOCK                   --                  --               406,362
   NET LOSS                                             --              (890,892)           (890,892)
                                                 -----------         -----------         -----------
BALANCE AT DECEMBER 31, 1998                     $  (725,611)        $(2,019,482)        $   (67,044)
                                                 ===========         ===========         ===========

See Accountants' Report and Accompanying Notes

                                 GENELINK ,INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997
              AND THE PERIOD SEPTEMBER 21, 1994 (DATE OF INCEPTION)
                              TO DECEMBER 31, 1998

                                                                                          (UNAUDITED)
                                                   FOR THE             FOR THE            9/21/94
                                                   YEAR                YEAR               DATE OF
                                                   ENDED               ENDED              INCEPTION)
                                                   12/31/98            12/31/97           TO 12/31/98
                                                   -----------         -----------         -----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net Income (Loss)                               $  (890,892)        $  (306,111)        $(2,019,482)
   Adjustments to reconcile net income
     to net cash provided (used) by
     operating activities
        Depreciation and Amortization                   20,972              19,281              79,139
        Prior Period Adjustments (Net)                       0                (388)                  0
        Fair Value of Officers compensation                  0             155,000             718,000
        Fair Value of compensation related
           to vested options                           300,000                   0             300,000
        Accrued interest on subordinated
           debt converted to stock                      74,861                   0              74,861
        Common Stock issued for services                90,000                   0             105,700
        (Increase) decrease in assets
          Accounts Receivable                             (198)                  0                (198)
          Inventory                                       (685)                (90)            (11,272)
          Prepaid expenses                              (6,255)            (13,171)            (19,426)
          Increase in organization costs                     0                   0             (90,205)
          Deposit on utilities                          (1,040)                  0              (1,640)
        Increase (decrease) in liabilities
          Accounts payable                             (40,903)             23,960              87,613
          Accrued payroll taxes                           (760)              1,011                 822
          Accrued interest                             (15,069)             12,229                   0
          Accrued expenses                              12,786              19,438              32,224
          Accrued marketing expenses                       102                   0                 102
          Accrued compensation                          30,000                   0              30,000
                                                   -----------         -----------         -----------

   Net cash provided (used)
      by operating activities                         (427,081)            (88,841)           (713,762)
                                                   -----------         -----------         -----------

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of property and equipment                (56,925)                  0             (65,281)
     Subscriptions Receivable                         (195,388)           (108,650)           (741,908)
                                                   -----------         -----------         -----------
   Net cash provided(used)by investing
     activities                                       (252,313)           (108,650)           (807,189)
                                                   -----------         -----------         -----------

 See Accountants' Report and Accompanying Notes.

                                 GENELINK ,INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997
              AND THE PERIOD SEPTEMBER 21, 1994 (DATE OF INCEPTION)
                              TO DECEMBER 31, 1998


                                                                                   (UNAUDITED)
                                               FOR THE            FOR THE           9/21/94
                                               YEAR               YEAR              DATE OF
                                               ENDED              ENDED             INCEPTION)
                                               12/31/98           12/31/97          TO 12/31/98
                                               ----------         ----------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES

   Proceeds (repayments) from loans and
    notes payable                                 (24,000)           258,175           411,175
   Proceeds from issuance of common
      stock (net)                                 641,810                  0         1,121,110
                                               ----------         ----------        ----------
   Net cash provided by financing
      activities                                  617,810            258,175         1,532,285
                                               ----------         ----------        ----------

NET INCREASE (DECREASE) IN CASH                   (61,584)            60,684            11,334
Cash, beginning of year                            72,918             12,234                 0
                                               ----------         ----------        ----------

Cash, end of year                              $   11,334             72,918            11,334
                                               ----------         ----------        ----------

SUPPLEMENTAL DISCLOSURES

   Income taxes paid                           $        0         $        0        $        0
                                               ----------         ----------        ----------
   Interest paid                                        0                109               109
                                               ----------         ----------        ----------

NON-CASH FINANCING TRANSACTIONS:
    Conversion of Debt to Stock                $  331,500         $   43,175           374,675
                                               ----------         ----------        ----------
    Reduction of Subscriptions
     Receivable via relinquishment
     of common stock (net)                     $  115,496         $        0        $  115,496
                                               ----------         ----------        ----------
    Accrued interest on Subscriptions
     Receivable                                $   35,555         $   32,781        $  102,203
                                               ----------         ----------        ----------

See Accountants' Report and Accompanying Notes.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ORGANIZATION

The Company was organized to offer to the public the safe collection and preservation of a family's DNA material for later use by the family to determine genetic linkage.

The Company is the successor by merger to a Delaware Corporation organized under the same name on September 21, 1994. Prior to the merger, which occurred in February, 1995, the predecessor entity engaged in no operations. The Company's executive offices are located in Margate, New Jersey.

BUSINESS ACTIVITY

The Company was founded in response to the explosion of information being generated in the field of human molecular genetics. Scientists are discovering an increasing number of connections between genes and specific diseases. These findings are a direct result of the National Institutes of Health Genome Project, which has as its goal the total mapping of the human genome by the year 2005. Doctors and scientists have known for years that many individuals and their family members are predisposed to certain diseases. This inherited disposition is contained within DNA. DNA, the hereditary material of life, is contained in all of the genes which make up who we are. If one of these genes is defective it can cause disease. There are more than 100,000 genes in the human body, most of which are in charge of the transmission of hereditary characteristics. Many of the more than 4,500 diseases are genetically based.

Future generations could benefit from the DNA store of knowledge. For this reason, the Company has created a DNA banking service that stores DNA before an individual dies. This DNA can be used to establish whether or not the disease or disorder that caused death was genetic in origin. As researchers continue to identify diseases linked to defective genes, living family members can use the stored DNA to discover if they are at risk for certain diseases such as cancer. DNA banking shifts the emphasis from diagnosis and treatment, to disease prediction and prevention. It allows future generations to access their family genetic history.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997


NOTE 1   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
                           POLICIES

BUSINESS ACTIVITY (CONTINUED)

The Company, during 1994 raised $120,000 from seven individual investors. During 1995 and 1996 the Company completed a private placement offering whereby the Company received $375,000. During 1997, the Company converted debt of approximately $40,000 into equity.

During 1998, the Company offered a private placement offering of 800,000 shares at $1.00 per share.

As of November 25, 1998 the Company's stock began trading under the symbol "GNLK" on the OTC Bulletin Board.

THE PRODUCT

The Company has developed a DNA Collection Kit for the collection of DNA specimens of its clients. No licensing or training is necessary for the collection by the client of his or her DNA specimen. The collection process, which uses six swabs, is self administered and takes less than five minutes to complete. The client forwards the swabs to the University of North Texas Health Science Center at Fort Worth (UNTHSC) and completes and forwards a data form to the Company. Specimens can be collected during an individual's lifetime or up to 36 to 40 hours after death.

UNTHSC will store the DNA specimens for 25 years. Upon the client's request, and upon the payment of a retrieval fee, the stored DNA specimen can be retrieved and sent to a laboratory for testing. More than one test can be made on the same DNA specimen.

NOTE 1 -A SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES OF THE COMPANY APPLIED IN THE PREPARATION OF THE ACCOMPANYING FINANCIAL STATEMENTS ARE AS FOLLOWS:

CASH AND CASH EQUIVALENTS

Highly liquid debt instruments purchased with a maturity of three months or less are considered to be cash equivalents. At times cash and cash equivalents may exceed insured limits. The Company maintains some cash balances with Merrill Lynch, which is SIPC insured up to $300,000.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997

NOTE 1 - A SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES
                   (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.
Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized. Depreciation is computed using the straight line method over the estimated useful lives of the related assets. Depreciation expense amounted to $3,362 and $1,670 for the years ended December 31, 1998 & 1997 respectively.

REVENUE AND COST RECOGNITION

Revenue is recorded when the kits are sold as opposed to when monies are received. The Company receives the entire non-refundable fee up front for the DNA kits and provides the DNA analysis testing at that time, then stores the specimen for 25 years. If the client requests the DNA specimen back at any time during the 25 year storage period, they will be entitled to receive the specimen upon payment of an additional retrieval fee but will not be entitled to any refund of the original storage fee. Direct costs related to sale of kits include purchase of kits, samples and delivery expense. The direct costs of kits are recognized at time of sale to the customers as opposed to the time of purchase by Genelink, Inc. from vendor. Kits purchased by Genelink, Inc. not yet sold remain in inventory.

AMORTIZATION OF ORGANIZATION COSTS AND PATENT

Legal and professional fees and expenses in connection with the formation of the Company and filing of patent and trademark applications have been capitalized and are amortized over five years and fifteen years, respectively, on a straight-line basis. The Company has filed for and has patents pending in the USA and foreign countries on its' method of DNA gathering, which patent application is pending. The Company has received trademark for its name and logo and for the name "DNA Collection Kit (tm)".

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED) AMORTIZATION OF ORGANIZATION COSTS AND PATENT (CONT'D)

     ORGANIZATIONAL COSTS CONSIST OF THE FOLLOWING:

                                                 1998            1997
                                                -------        -------

            Professional Legal Fees             $76,471        $76,471
            Professional Accounting Fees         10,505         10,505
                                                -------        -------
                                                 86,976         86,976
         Less: Accumulated
                  Amortization                  $17,574        $34,551
                                                =======        =======

Amortization expense amounted to $17,610 and $17,611 during the year ended December 31, 1998 and 1997, respectively.

INVENTORY

Inventory consists of DNA kits held for resale. Inventory is valued at the lower of cost (using the first-in, first-out method) or market. The shelf life of the DNA kits is estimated by the Company to be in excess of 30 years.

INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") NO. 109, "ACCOUNTING FOR INCOME TAXES", which requires the use of an asset and liability approach for financial accounting and reporting for income taxes. Under this method, deferred tax assets and liabilities are recognized based on the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities as measured by the enacted tax rates that are expected to be in effect when taxes are paid or recovered.

LONG LIVED ASSETS

The Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. The Company has not identified any such impairment losses during 1998 and 1997.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

STOCK SPLIT

In February, 1998, the Company's Board of Directors authorized a seventy-five for one split effected in the form of a 100% tax-free stock dividend distributed on February 4, 1998 to stockholders of record as of January 31, 1998. Stockholders' equity at December 31, 1998 reflects the retroactive effect of the stock split by reclassifying from additional paid in capital to common stock, the par value of the additional shares arising from the split.

PER SHARE DATA

Effective November 12, 1998, the Company adopted SFAS No. 128, "Earnings Per Share." The provisions of SFAS No. 128 establish standards for computing and presenting earning per share (EPS). This standard replaces the presentation of primary EPS with a presentation of basic EPS. Additionally, it requires dual presentation of basic and diluted EPS for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the diluted EPS computation. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted EPS for 1998, 1997 excludes any effect from such securities as their inclusion would be antidilutive. Per share amounts for all periods presented have been restated to conform with the provisions of SFAS No. 128.

STOCK OPTIONS

The Financial Accounting Standards Board has issued SFAS 123, which defines a fair value based method of accounting for an employee stock option and similar equity instruments and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the method of accounting prescribed by Accounting Principles Board Opinion No. 25(APB 25). Entities electing to remain with the accounting in APB 25 must take proforma disclosures of net income (loss) and, if presented, earnings (loss) per share, as if the fair value based method accounting defined in SFAS 123 had been adopted. The Company has elected to account for its stock-based compensation plans under APB 25.

RECLASSIFICATION

Certain reclassifications have been made to the 1997 amounts to conform to the 1998 presentation.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997

NOTE 2 - DEVELOPMENT STAGE OPERATIONS

The Company which was formed in 1994, since its inception has had limited operations and its focus has predominantly been on raising capital and completing the research and development of its product in order to market it according to the Company's business plans.

The deficit accumulated during the development stage was $2,019,482. Although the Company had sales in 1996 and 1997, these sales were to distributors who intended to resell the products and services to funeral homes and to the general public. These distributors were unsuccessful in selling and reselling the products and services to funeral homes and the general public, but were not entitled to return any unsold kits to the Company. No significant sales to funeral homes or to the general public have occurred since inception. During 1996 and 1998, the Company issued common stock, in connection with services. Certain services were charged to operations and other amounts were offset to additional paid in capital, as they were directly attributable to raising capital. The shares were valued at the fair market value at time of issuance per FAS No. 123 (Financial Accounting Series "For Stock Based Compensation.")

NOTE 3 - LOANS PAYABLE - AFFILIATES

The Company's unsecured long-term debt as of December 31, 1998 and 1997 consists of loans from various shareholders with no stated repayment terms; however, the Company's Board of Directors approved the payment of $3,000 per month on one of the loans starting in April, 1998 with no interest being accrued.

                                                          1998             1997
                                                        --------         --------
                           Total Obligations            $ 36,500         $ 60,500
                           Less: Current Portion          (6,500)         (24,000)
                                                        --------         --------
                                                        $ 30,000         $ 36,500
                                                        ========         ========

         NOTE 4 - NOTES PAYABLE

During 1997 the Company entered into short-term subordinated notes with the following lenders:

         NOTE                                  AMOUNT OF           INTEREST          DATE
         LENDER                    DATE          NOTES               RATE           NOTE DUE
         ------                   ------        -------            --------         --------
         K. Waldron              12/05/97      $100,000              11.5%          12/05/98
         Star Machine            11/18/97        10,000              11.5%          11/18/98
         S&S Fam.Ptr             12/08/97        25,000              11.5%          12/08/98
         M. Caridi               11/05/97        21,500              11.5%          11/05/98
         T. Price                11/20/96        15,000               9.0%          11/20/97
         J. Fulmer, Jr           11/09/96        25,000               9.0%          11/09/97
         W. Smith                11/08/96        25,000               9.0%          11/08/97
         B. DeYoung              11/20/96        10,000               9.0%          11/20/97
         D. Canter                4/10/97        25,000               9.0%           4/10/98
         Foley & Sound            1/08/97        25,000               9.0%           1/08/98
         R. A. Hamilton           7/16/97        50,000               9.0%           7/16/98
                                             ----------
                                             $  331,500
                                             ==========

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997

NOTE 4 - NOTES PAYABLE (CONTINUED)

Interest was accrued in the amount of $15,069 as of December 31, 1997.

During 1998, the Company converted short-term subordinated notes totaling $331,500 in the aggregate plus accrued interest in the amount of $19,231 into 451,512 shares of common stock. Interest expense was recorded in the amount of $55,631 representing the difference between fair value of the Company's stock and the value of the notes at the date of conversion.

CONVERSION OF DEBT TO STOCK

During 1997, the following lenders converted their prior Subordinated Notes bearing 11.5% interest per annum into stock as follows:

                                                                              DATE
    NOTE                              INTEREST                              CONVERTED        ACCRUED           ISSUES
   LENDER                DATE          NOTES                RATE            TO STOCK         INTEREST          SHARES
   ------                ----          -----              --------          --------         --------          ------
S&S Fam. Ptr             9/30/96         5,000               11.5%             4/8/97             299              83
B. DeYoung               7/14/96         5,000               11.5%             4/8/97             422              85
Dr.& Mrs. Ghayad         7/08/96        15,000               11.5%             4/8/97           1,295             256
Dr. Khoury               8/06/96        15,000               11.5%             4/8/97           1,159             254
                                     ---------                                                 ------          ------
                                     $  40,000                                                 $3,175             678
                                     =========                                                 ======          ======

NOTE 5 - SALES, PRICING & INTEREST INCOME

The following summarizes the Company's sales history:
              Approximate Sales:

                                                     Units                 Dollars
                                                     -----                 -------
              1995                                        0             $          0
              1996                                    2,700                  175,000
              1997                                      700                   44,000
              1998                                       24                    2,200

The Company charges funeral homes which purchase kits between $71.00 and $77.50 per kit with a minimum order of 200 kits. The kits are sold to the public by funeral homes at a price of $175.00 to $275.00 per kit. In addition, there is a $50 retrieval fee each time the client desires to have a specimen retrieved from storage and shipped for testing.

The UNTHSC charges the Company for each DNA sample stored. The Company has advanced $13,070 and $13,171 as of December 31, 1998 and 1997 respectively against such fees. In addition, the UNTHSC charges the Company fees for the retrieval and shipping of stored DNA specimens upon the request of the Company's clients. The Company charges its clients a fee per retrieval request.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997

NOTE 5 - SALES, PRICING & INTEREST INCOME (CONTINUED)
The Company generated interest income as follows:

                                               1998             1997
                                              ------            -----
 Merrill Lynch, savings account               $8,130            $ 593
                                              ======            =====

NOTE 6 - EXECUTIVE COMPENSATION
The Company recorded the fair value of services provided by the officers of the Company as compensation expense with the offsetting entry to additional paid in capital as follows:

                  1994             $  42,000
                  1995             $ 300,000
                  1996             $ 221,000
                  1997             $ 155,000
                                   $       0
                                   ---------
                                   $ 718,000
                                   =========

NOTE 7 -  ADVERTISING/MARKETING
The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was $40,139 and $7,362 for the years ended December 31, 1998 and 1997, respectively.

NOTE 8 -  OPERATING LEASES
The Corporation has various non-cancelable operating leases with terms of 24 to 36 months. The following is a schedule of future minimum rentals under the leases at December 31, 1998:

                  1999                $10,849
                  2000                  4,633
                  2001                    764
                                    ---------
                                       16,246
Less Current Portion                  (10,849)
                                    ---------
Long Term Portion                   $   5,397
                                    =========

NOTE 9 - INCOME TAXES & NET OPERATING LOSSES
A reconciliation of the difference between the Company's effective tax rate and the statutory federal income tax rate of 34% for the year ended December 31, 1998 and 1997 is as follows:

                                                 1998              1997
                                               ---------         ---------
         Income tax benefit at
                    Statutory rate             $ 220,000         $  43,000
         State income tax
                benefit, net of federal
                effect                            43,000             6,000
         Increase in Valuation
                Allowance                       (263,000)          (49,000)
                                               ---------         ---------
                                               $       0         $       0
                                               =========         =========

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997

NOTE 9 -          INCOME TAXES & NET OPERATING LOSSES (CONTINUED)

The deferred tax asset as of December 31, 1998 & 1997 of $263,000 and $49,000 is offset by a valuation allowance of an equal amount because management believes it is more likely than not that such assets will not be realized.

The Company has loss carry-forwards for the period ending December 31, 1998 of approximately $990,000 expiring in the year 2013.

NOTE 10 -         SHAREHOLDERS' EQUITY TRANSACTIONS

During the period September 21, 1994 (date of inception) through 1997 the Company funded its operations primarily from the proceeds of $718,000 of common stock, $58,000 proceeds of short term convertible debt and $309,000 of services provided and common stock issued in lieu of cash payments. The Company's shareholder equity also consists of:

A.       SUBSCRIPTIONS RECEIVABLE - OFFICERS

Subscriptions receivable to officers represents loans and accrued interest of $725,611 and $613,168 at December 31, 1998 and 1997 respectively. The loans accrue interest using the average applicable one-month Federal Rates (AFRs). The AFR used for 1998 and 1997 was 5.43%.

The officers have executed notes payable to the Company to evidence their obligation on account of their subscriptions. Under the terms of his obligation, in repayment thereof, the officers will have the right, at any time on or before December 31, 2003, to transfer to the Company, at the then fair market value, shares of the Company's common stock. Any transfer not in full satisfaction of the obligation will first be applied to accrued interest and then to principal. No payments of interest or principal shall be due on account of the loans prior to December 31, 2003. Fair market value of the Company's shares shall be equal to the average between the bid and asked price in the market in which it is publicly-traded on the last date on which such trades occurred prior to the transfer of shares from the officer to the Company.

The Company has recorded these subscriptions receivable as a contra-equity account in the Company's balance sheet in accordance with Staff Accounting Bulletin Topic 4G, with the related interest income on these notes also being recorded in the Company's equity section.

During 1998, the Company issued 300,000 shares to one of its officers at a price of $.10 per share, a portion of which was used to repay his subscription receivable balance of $148,501 in full.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997

NOTE 10 -         SHAREHOLDERS' EQUITY TRANSACTIONS (CONTINUED)

B.       STOCK SPLIT

During February 1998, the Company affected a 75-for-1 stock split thereby authorizing the issuance of up to 75,000,000 shares of Common Stock. Stockholders equity has been adjusted to give retro-active effect to the stock split and in addition, all common shares redeemed as a result of the aforementioned stock split were retired. The Company increased its' number of shares authorized from 1,000,000 to 75,000,000 with par value remaining at $.01.

C.       CONVERSION OF SUBORDINATED NOTES

During February, 1998, the Company converted an aggregate of $175,000 principal amount of its 9% Subordinated Notes, plus accrued interest and warrants to acquire Common Stock into 242,847 shares of restricted stock (after stock split) at a conversion price of $.72 per share. The Company also converted an aggregate of $156,500 principal amount of short-term loans, plus accrued interest, made to the Company during November and December of 1997 into 208,665 shares (after stock split) at a conversion price of $.75 per share. Interest expense was recorded in the amount of $55,631 representing the difference between the fair value of the Company's stock and the value of the notes at the date of conversion.

D.       PRIVATE PLACEMENT OFFERING MEMORANDUM/STOCK OPTIONS

During April through June 1998, Genelink, Inc. submitted a private placement offering memorandum of 800,000 Shares of its common stock at $1 per share to the residents of New York, New Jersey, Florida and the District of Columbia under Rule 504 of Regulation D, which provides an exemption for limited offerings and sales of securities not exceeding $1,000,000. The proceeds of the offering were used to fund research and development, marketing, working capital, payments of salaries to officers, and general administrative expenses. The Company compensated Shannon/Rosenbloom Marketing, Inc., $100,000 for marketing, promotional and investor relations services which was paid upon the successful completion of the offering. The offering expenses included travel, consulting fees, "blue sky" fees, legal and accounting expenses.

In connection with the Private Placement Offering mentioned above the Company entered into an agreement with Shannon/Rosenbloom Marketing, Inc. dated January 21, 1998 to assist the Company in raising up to $1,000,000 through a public offering of its common stock under SEC rule 504. In connection with this agreement Shannon/Rosenbloom Marketing,Inc. received a cash fee of $100,000 along with the option to convert up to $25,000 of its cash fee into the Company's common stock at a conversion rate of $.10 per share (250,000 shares) and also receive 250,000 shares of restricted stock. Shannon/Rosenbloom Marketing, Inc. exercised its option and converted $25,000 of its fee into common stock.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997

NOTE 10 -         SHAREHOLDERS' EQUITY TRANSACTIONS (CONTINUED)

D.       PRIVATE PLACEMENT OFFERING MEMORANDUM/STOCK OPTIONS  (CONTINUED)

The Company valued the above mentioned share at the then determined fair value as the Company had minimal sales, history of net losses, no market value and the shares were subject to restrictions imposed under state laws.

Subsequent to the completion of the private placement memorandum offering, the Company issued shares to individuals on their medical advisory board and other consultants in a fair value price of 1.00 per share.

E.       STOCK OPTIONS AND WARRANTS

During September 1997, Mr. DePhillipo (CEO of the Company) was granted options to acquire 1,200,000 Shares at $.10 per Share, for services provided to the Company from its inception. 400,000 of these vested in January, 1998 with the remaining balance vesting in four (4) equal annual installments of 200,000 each commencing January.

The Company also issued Dr. Ricciardi in September, 1997 (Officer of the Company) 1,000,000 options that will enable him to acquire shares of the Company's common stock exercisable at the price of $.10 per Share for services provided to the Company from its inception. These options will expire ten years from the execution of the agreement and will vest as follows:

       (1)  200,000 shares at the execution of the agreement.
       (2)  200,000 shares each January 1, beginning January 1, 1999.

Pursuant to APB No. 25 compensation has been recognized based upon the difference of the fair value of the Company's stock at grant date and the officers exercise price as follows:

                                          Fair Value
GRANT                                     OF OPTIONS AT    EXERCISE          ADDITIONAL
DATE      # OF OPTIONS GRANTED            DATE OF GRANT     PRICE           COMPENSATION
----      --------------------            -------------    ---------        ------------
1997              2,200,000                   $  .60         $  .10           1,100,000
1998                      0                        -              -                   -

The following schedule summarizes stock option and stock warrant activity and status as of December 31.

                                                                     1998                        1997
                                                                     ----                        ----
                  Granted                                              0                    2,200,000
                  Options outstanding at beginning
                   of the period                                       0                            0
                  Options vested during period                   600,000                            0
                  Options exercised during the period                  0                            0
                  Options Cancelled                                    0                            0
                                                                 -------                    ---------
                  Outstanding at End of Period                   600,000                            0
                                                                 =======                    =========

                                                  GENELINK, INC.
                                           (A DEVELOPMENT STAGE COMPANY)
                                           NOTES TO FINANCIAL STATEMENTS
                                   FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997

NOTE 10 -         SHAREHOLDERS' EQUITY TRANSACTIONS (CONTINUED)

E.  STOCK OPTIONS AND WARRANTS(CONTINUED)
A summary of outstanding options/warrants along with their exercise price and dates are as follows:

                    Exercise       Options/Warrants       Outstanding          Expiration
                     Price            Granted           Options/Warrants           Date
December 31,
       1997          $0.10           2,200,000              2,200,000            12/31/02
                      ----           ---------              ---------            --------

December 31,
       1998          $0.10           2,200,000              2,200,000            12/31/02
                      ----           ---------              ---------            --------

The Company has determined that the net effect to net loss and net loss per shares in valuing the stock options according to SFAS 123 would have no material impact, therefore, the proforma disclosures have not been presented.

The Company recorded compensation expense to officers of $300,000 in 1998 based on the 600,000 options vested in that year.

In connection with the Company issuing the options to the officers noted above, the Company recorded a deferred compensation charge of $1,100,000 reflected in the equity section. The Company will record compensation expense based upon the vesting schedules of these options as noted below:

                  1998              $300,000
                  1999              $200,000
                  2000              $200,000
                  2001              $200,000
                  2002              $200,000

NOTE 11 - NET LOSS PER SHARE

Earnings per share is calculated under the provisions of Statement of Financial Accounting Standards (SFAS) No. 128 Earnings Per Share.

Basic EPS is calculated using the weighted average number of common shares outstanding for the period and diluted EPS is computed using the weighted average number of common shares and dilutive common equivalent shares outstanding. Given that the Company is in a loss position, there is no difference between basic EPS and diluted EPS since the common stock equivalents would be antidilutive.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997

    NOTE 11 - NET LOSS PER SHARE (CONTINUED)

         YEAR ENDED DECEMBER 31,                                  1998                  1997
         -----------------------                                  ----                  ----
Net loss                                                      $  (890,892)       $    (306,111)
Weighted average number of shares
      of common stock and common stock
      equivalents outstanding;
Weighted average number of common
      shares outstanding for computing
      basic earnings per share                                  9,018,348            7,687,200
Dilute effect of warrants and stock
      options after application of the
      treasury stock method                                     --------*            --------*
Weighted average number of common
      shares outstanding for computing
      diluted earnings per share                                9,018,348            7,687,200
                                                              ===========        =============
Net loss per share-basic & diluted                            $     (. 10)        $       (.04)
                                                              ===========        =============

*The following common stock equivalents are excluded from earnings per share calculation as their effect would have been antidilutive:

PERIOD ENDED DECEMBER 31,                       1998                     1997
-------------------------                       ----                     ----
Warrants and stock options                    540,000                   540,000

NOTE 12 - PRIOR PERIOD ADJUSTMENTS

Certain adjustments and reclassifications, resulting in the over-statement of previously reported assets and income of prior years were corrected during 1997 resulting in the following change to net loss and accumulated retained deficit:

                                                            1994                1995                  1996                CUMULATIVE
                                                          -------              ------                ------               ----------
Net Loss as Previously
   reported                                             $  (9,805)            $(170,825)            $ (28,894)            $(209,524)
                                                        ---------             ---------             ---------             ---------
Reclassifications of
   interest income on
   stockholders sub-
   scriptions receivable                                     (397)               (9,584)              (23,886)              (33,867)
Recognition of fair value
   of services provided to
   the Company by its
   officers                                               (42,000)             (300,000)             (221,000)             (563,000)
Reclassification of
   marketing fees                                               -                     -               (16,088)              (16,088)
                                                        ---------             ---------             ---------             ---------
   Subtotal                                               (42,397)             (309,584)             (260,974)             (612,955)
                                                        ---------             ---------             ---------             ---------
Retained Deficit as
   Adjusted                                             $ (52,202)            $(480,403)            $(289,868)            $(822,479)
                                                        =========             =========             =========             =========


                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997

NOTE 13 - TRANSACTIONS WITH RELATED PARTIES

The Company has an agreement with the UNTHSC through March, 2006 for the storage of the genetic material obtained using one of the Company's kits. Two (2) doctors associated with the UNTHSC own approximately 20,000 Shares of the Company. The Company has established protocols with the UNTHSC whereby the UNTHSC will receive a sample in an envelope enclosed with the kit, measure the quantity to assure that enough genetic material is present, analyze the sample to extract the DNA, freeze and store the material in the refrigerated area maintained by the UNTHSC making it available forfeiture retrieval.

A portion of the Company's operations are conducted by Kelly/Waldron & Company in East Brunswick, New Jersey, which owns 289,333 Shares of the Company. Kelly/Waldron, which provides various services to members of the pharmaceutical industry, acts as the Company's back office, receiving orders and inquiries, processing data and preparing reports for the Company. To date, because of the Company's limited operations and the limited availability of funds, the Company's agreement with Kelly/Waldron does not require it to make any payments to Kelly/Waldron for the latter's services. As its business increases, the Company expects to commence payment of a management fee to Kelly/Waldron on terms to be agreed upon between the parties. It is expected that such arrangement will involve a profit to Kelly/Waldron. As of December 31, 1998 and 1997 the Company owed Kelly/Waldron $19,188 and 19,086 respectively.

MARKETING

The Company has assembled a marketing team consisting of four (4) individuals focusing on the Insurance Industry, Funeral Industry, Senior Citizen Clinics, Direct Mail Programs and Genetic Counselors. Training has begun in 10 states and will encompass approximately 35 locations for the Funeral Industry.

Pursuant to the terms of a marketing agreement, the Company engaged Shannon/Rosenbloom to perform marketing, promotional and investor relations services for the Company. The services rendered by Shannon/Rosenbloom included the dissemination and publication of the Company's information materials to Shannon/Rosenbloom's broker networks, market makers and individual investors. During June, 1998 the Company paid Shannon/Rosenbloom $75,000, sold 250,000 Shares to Shannon/Rosenbloom for $.10 per share and issued to Shannon/Rosenbloom 250,000 restricted Shares.

CONSULTING

The Company has entered into a consulting agreement with Dr. Ricciardi (shareholder and officer) dated February 24, 1998, which provides for initial compensation of $30,000 in 1998 and $60,000 per year in 1999.
The initial term of the agreement is five (5) years.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEARS ENDED DECEMBER 31, 1998


NOTE 13 - TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

SUPPLIER

The Company's kits are assembled by J. Knipper & Company, Lakewood, New Jersey, which is engaged in supplying various products to the pharmaceutical industry. Knipper warehouses the kits for the Company and ships the kits directly to the funeral home or distributor ordering the kits. The components of the kits are provided by five (5) suppliers.

NOTE 14 - COMMITMENT AND CONTINGENCIES

The Company is not at this time involved in any litigation, nor to the knowledge of management is any litigation threatened against the Company which might materially affect the Company.

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities on the normal course of business. The Company's cash reserves have decreased since the Company's private placement of $800,000 to approximately $10,000.

Sales have slipped from 700 units to 24 units from 1997 to 1998, however, the Company is in negotiations for a $1,000,000 Bridge Loan and during 1999 the Company raised $185,000 through the issuance of debentures and received $233,000 of net proceeds in connection with issuing shares of common stock. The Company has announced new marketing plans to enhance sales. The Company believes that they will be able to generate sufficient revenue and cash flow for the Company to continue as a going concern. The Company also intends to raise $2,000,000 through another private placement of securities.

NOTE 15 - SUBSEQUENT EVENTS

FINANCING

The Company has received a letter of intent dated March 18, 1999 from Brennan Dyer & Company, LLC, a venture capital group, to obtain an additional $1 to 2 million of equity based financing through the issuance of Convertible Preferred Stock. The Preferred Stock is expected to be issued with a convertible price in the $1-1-1/2 per share price range depending on market conditions.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997


NOTE 15 - SUBSEQUENT EVENTS (CONTINUED)

MARKETING AGREEMENT

On January 22, 1998, Genelink and Shannon/Rosenbloom entered into a marketing agreement. Shannon/Rosenbloom was to provide certain marketing and promotional services on behalf of Genelink upon the completion of Genelink's Rule 504 offering and received compensation of $75,000 and 250,000 shares of restricted Genelink stock and 250,000 of unrestricted stock. Shannon/Rosenbloom did not perform all services on behalf of Genelink which it had agreed to perform under the marketing agreement. In March, 1999, Genelink and Shannon/Rosenbloom agreed to mutually resolve any and all existing and potential claims and disputes each may have against the other with respect to the marketing agreement. The terms also include the transfer from Shannon/Rosenbloom to Genelink 75,000 shares of unrestricted Common Stock and 75,000 shares of restricted common stock previously issued to Shannon/Rosenbloom.

On January 5, 1999 the Company announced plans to become one of the first companies to enter the online DNA banking business. The Company's website will enable consumers worldwide to order the Company's DNA Collection Kit.

WARRANTS

During the first quarter of 1999, the Company issued 100,000 warrants for investment banking activities and advice. The Company also issued 45,000 warrants to associates at UNTHSC for their continuing support efforts. These warrants entitle the holders to purchase 145,000 shares of common stock at anytime on or before December 31, 2003 at the exercise price of $1.50 per share.

TREASURY STOCK

On January 5, 1999, John DePhillipo, (CEO of the Company) purchased 21,180 shares of common stock by exercising stock options for $2,118. On the same day, the Company acquired 21,180 shares of common stock in exchange of $40,242 of subscriptions receivable owed to the Company by John DePhillipo. The shares had an option price of $.10 a share and the fair market value was $2.00 per share.

On March 17, 1999, the Company received 150,000 shares which were previously issued to Shannon/Rosenbloom. These shares were recorded as treasury stock at the then fair market value of $135,000.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS

                                     ASSETS

                                                (UNAUDITED)
                                               SEPTEMBER 30,        DECEMBER 31,
                                                   1999                 1998

CURRENT ASSETS
   Cash                                        $   18,865             $  11,334
   Accounts Receivable                                997                   198
   Inventory                                       10,959                11,272
   Prepaid Expenses                                13,887                19,426
                                                 --------              --------

TOTAL CURRENT ASSETS                               44,708                42,230
                                                 --------              --------

FIXED ASSETS
   Office Furniture                                 1,154                 1,154
   Office Equipment                                14,126                14,126
   Leasehold Improvements                          50,000                50,000
                                                 --------              --------
                                                   65,280                65,280
   Less:  Accumulated Depreciation                (12,624)               (8,613)
                                                ---------             ---------

TOTAL FIXED ASSETS                                 52,656                56,667
                                                ---------              --------

OTHER ASSETS
   Deposits                                         1,640                 1,640
   Organization Costs                              86,976                86,976
   Patent                                           3,229                 3,229
                                               ----------             ---------
                                                   91,845                91,845
   Less:  Accumulated Amortization                (87,791)              (70,526)
                                                 --------              --------

TOTAL OTHER ASSETS                                  4,054                21,319
                                                ---------              --------
TOTAL ASSETS                                   $  101,418             $ 120,216
                                                =========              ========

                                                  GENELINK, INC.
                                           (A DEVELOPMENT STAGE COMPANY)
                                                  BALANCE SHEETS
                                  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                   (UNAUDITED)
                                                   SEPTEMBER 30,    DECEMBER 31,
                                                       1999               1998
CURRENT LIABILITIES
   Accounts Payable & Accrued Expenses             $  152,205         $  119,938
   Accrued Payroll Taxes                                  471                822
   Accrued Interest Payable                             5,596                  0
   Accrued Compensation                               178,125             30,000
   Loans Payable Affiliates -
       Current Portion                                      0              6,500
   Notes Payable - Current Portion                    150,028                  0
                                                    ---------         ----------

TOTAL CURRENT LIABILITIES                             486,425            157,260
                                                    ---------           --------

LONG-TERM LIABILITIES
   Loans Payable Affiliates -
           Net of current portion                      30,500             30,000
                                                   ----------          ---------

STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock, $.01 par value, 75,000,000
shares authorized 10,465,041 and 9,643,861
shares issued, 10,293,861 and 9,643,861
outstanding as of September 30, 1999 &
December 31,1998, respectively                       104,651             96,439
Treasury Stock, 171,180 shares                      (177,360)                 0
Additional Paid-in Capital                         3,077,833          2,581,610
Stock Subscriptions Receivable                      (742,755)          (725,611)
Deficit Accumulated during
      the development stage                       (2,677,876)        (2,019,482)

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                (415,507)           (67,044)

TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY (DEFICIT)              $   101,418        $   120,216
                                                 ===========        ===========

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                                   (UNAUDITED)


                                                                       FOR THE                FOR THE                  9/21/94
                                                                      YEAR ENDED             YEAR ENDED          (DATE OF INCEPTION)
                                                                       12/31/98                 12/31/97              TO 12/31/98

REVENUE                                                               $    10,444              $     1,360              $   231,428

COST OF GOODS SOLD                                                          1,238                      627                   35,568
                                                                      -----------              -----------              -----------

GROSS PROFIT                                                                9,206                      733                  195,854
                                                                      -----------              -----------              -----------

EXPENSES
     Selling, general and administrative                                  401,016                  611,911                2,064,944
     Consulting                                                           110,240                   75,274                  241,171
     Professional fees                                                     59,058                   43,599                  245,928
     Advertising and promotion                                             29,379                   21,961                  112,768
     Amortization and depreciation                                          3,701                   14,775                   82,840
                                                                      -----------              -----------              -----------
                                                                          603,404                  767,520                2,747,651
                                                                      -----------              -----------              -----------

INTEREST EXPENSE                                                           47,542                    4,219                  122,907
                                                                      -----------              -----------              -----------

INTEREST INCOME                                                               920                    1,168                   14,402
                                                                      -----------              -----------              -----------

NET LOSS BEFORE PROVISION FOR
     INCOME TAXES AND CUMULATIVE
     EFFECT OF CHANGE IN ACCOUNTING
     PRINCIPLE                                                           (640,820)                (769,838)              (2,660,302)
                                                                      -----------              -----------              -----------

CUMULATIVE EFFECT OF CHANGE
     IN ACCOUNTING PRINCIPLE                                               17,574                        0                   17,574
                                                                      -----------              -----------              -----------

NET (LOSS) BEFORE PROVISION FOR
     INCOME TAXES                                                        (658,394)                (769,838)              (2,677,876)

PROVISION FOR INCOME TAXES                                                      0                        0                        0
                                                                      -----------              -----------              -----------

NET LOSS                                                              $  (658,394)             $  (769,838)             $(2,677,876)
                                                                      -----------              -----------              -----------

NET LOSS PER SHARE BASIC
     AND DILUTED                                                      $      (.07)             $      (.09)
                                                                      -----------              -----------
     Weighted Average common shares
     and diluted potential common shares                                9,839,750                8,819,478
                                                                      -----------              -----------

                                                  GENELINK, INC.
                                           (A DEVELOPMENT STAGE COMPANY)
                                    STATEMENTS OF STOCKHOLDERS' EQUITY(DEFICIT)


                                                     COMMON          COMMON                        ADDITIONAL
                                                      STOCK           STOCK           TREASURY      PAID IN
                                                   # OF SHARES        AMOUNT           STOCK        CAPITAL
                                                   -----------       -----------      -----        ---------
BALANCE AT SEPTEMBER 21, 1994 (INCEPTION)                 --         $      --         $--         $      --
ISSUANCE OF COMMON STOCK FOR CASH                       66,000               660        --            119,040
ISSUANCE OF COMMON STOCK FOR                            30,000               300        --             42,000
CONSULTING SERVICES
 FAIR VALUE OF SERVICES CONTRIBUTED BY                    --                --          --             42,000
 CORPORATEEXECUTIVES
INTEREST ACCRUED ON SUBSCRIPTIONS RECEIVABLE              --                --          --                397
ISSUANCE OF STOCKHOLDERS SUBSCRIPTION                     --                --          --               --
RECEIVABLES
NET LOSS                                                  --                --          --               --
                                                   -----------       -----------       ----       -----------
BALANCE AT DECEMBER 31, 1994                       $    96,000       $       960       $ --        $   161,437
                                                   ===========       ===========       ====       ===========
ISSUANCE OF COMMON STOCK FOR CASH                        5,280                53        --            329,947
FAIR VALUE OF SERVICES CONTRIBUTED BY                     --                --          --            300,000
 CORPORATE EXECUTIVES
INTEREST ACCRUED ON SUBSCRIPTIONS RECEIVABLE              --                --          --              9,584
ISSUANCE OF STOCKHOLDERS SUBSCRIPTION                     --                --          --               --

 RECEIVABLES
NET LOSS                                                  --                --          --               --
                                                   -----------       -----------       ----       -----------
BALANCE AT DECEMBER 31, 1995                           101,280       $     1,013       $--        $   800,968
                                                   ===========       ===========       ====       ===========
ISSUANCE OF COMMON STOCK FOR CASH                          480                 5        --             29,995
ISSUANCE OF COMMON STOCK FOR CONSULTING                    240                 2        --             14,998
SERVICES
FAIR VALUE OF SERVICES CONTRIBUTED BY                     --                --          --            221,000
 CORPORATE EXECUTIVES
INTEREST ACCRUED ON SUBSCRIPTIONS RECEIVABLE              --                --          --             23,886
ISSUANCE OF STOCKHOLDERS SUBSCRIPTION                     --                --          --               --
 RECEIVABLES
NET LOSS                                                  --                --          --               --
                                                   -----------       -----------       ----       -----------
BALANCE AT DECEMBER 31, 1996                           102,000       $     1,020       $--        $ 1,090,847
                                                   ===========       ===========       ====       ===========
CONVERSION OF DEBT TO COMMON STOCK                         678                 7        --             43,168
FAIR VALUE OF SERVICES CONTRIBUTED BY                     --                --          --            155,000
 CORPORATE EXECUTIVES
INTEREST ACCRUED ON SUBSCRIPTIONS RECEIVABLE              --                --          --             32,781
ISSUANCE OF STOCKHOLDER SUBSCRIPTION                      --                --          --               --
 RECEIVABLES
NET LOSS                                                  --                --          --               --
                                                   -----------       -----------       ----       -----------
BALANCE AT DECEMBER 31, 1997                           102,678       $     1,027       $--        $ 1,321,796
                                                   ===========       ===========       ====       ===========


                                                                             DEFICIT
                                                                           ACCUMULATED
                                                           STOCK              DURING
                                                       SUBSCRIPTION        DEVELOPMENT
                                                        RECEIVABLE            STAGE             TOTAL
                                                       ------------        -----------           -----
BALANCE AT SEPTEMBER 21, 1994 (INCEPTION)               $      --          $     --          $        --
ISSUANCE OF COMMON STOCK FOR CASH                                                --              119,700
ISSUANCE OF COMMON STOCK FOR                                  --                 --                  300
CONSULTING SERVICES
 FAIR VALUE OF SERVICES CONTRIBUTED BY                        --                 --               42,000
 CORPORATEEXECUTIVES
INTEREST ACCRUED ON SUBSCRIPTIONS RECEIVABLE                  --                 --                  397
ISSUANCE OF STOCKHOLDERS SUBSCRIPTION                      (41,667)              --              (41,667)
RECEIVABLES
NET LOSS                                                      --              (52,202)           (52,202)
                                                       -----------        -----------        -----------
BALANCE AT DECEMBER 31, 1994                            $  (41,667)       $   (52,202)       $    68,528
                                                       ===========        ===========        ===========
ISSUANCE OF COMMON STOCK FOR CASH                             --                 --              330,000
FAIR VALUE OF SERVICES CONTRIBUTED BY                         --                 --              300,000
 CORPORATE EXECUTIVES
INTEREST ACCRUED ON SUBSCRIPTIONS RECEIVABLE                  --                 --                9,584
ISSUANCE OF STOCKHOLDERS SUBSCRIPTION                     (257,594)              --             (257,594)

 RECEIVABLES
NET LOSS                                                      --             (480,409)          (480,409)
                                                       -----------        -----------        -----------
BALANCE AT DECEMBER 31, 1995                           $  (299,251)       $  (532,611)       $   (29,881)
                                                       ===========        ===========        ===========
ISSUANCE OF COMMON STOCK FOR CASH                             --                 --               30,000
ISSUANCE OF COMMON STOCK FOR CONSULTING                       --                 --               15,000
SERVICES
FAIR VALUE OF SERVICES CONTRIBUTED BY                         --                 --              221,000
 CORPORATE EXECUTIVES
INTEREST ACCRUED ON SUBSCRIPTIONS RECEIVABLE                  --                 --               23,886
ISSUANCE OF STOCKHOLDERS SUBSCRIPTION                     (172,486)              --             (172,486)
 RECEIVABLES
NET LOSS                                                      --             (289,868)          (289,868)
                                                       -----------        -----------        -----------
BALANCE AT DECEMBER 31, 1996                           $  (471,737)       $  (822,479)       $  (202,349)
                                                       ===========        ===========        ===========
CONVERSION OF DEBT TO COMMON STOCK                                               --               43,175
FAIR VALUE OF SERVICES CONTRIBUTED BY                         --                 --              155,000
 CORPORATE EXECUTIVES
INTEREST ACCRUED ON SUBSCRIPTIONS RECEIVABLE                  --                 --               32,781
ISSUANCE OF STOCKHOLDER SUBSCRIPTION                      (141,431)              --             (141,431)
 RECEIVABLES
NET LOSS                                                      --             (306,111)          (306,111)
                                                       -----------        -----------        -----------
BALANCE AT DECEMBER 31, 1997                           $  (613,168)       $(1,128,500)       $  (418,935)
                                                       ===========        ===========        ===========

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   STATEMENTS OF STOCKHOLDERS' EQUITY(DEFICIT)



                                                  COMMON            COMMON                               ADDITIONAL
                                                   STOCK            STOCK            TREASURY             PAID IN
                                               # OF SHARES          AMOUNT             STOCK               CAPITAL

BALANCE AT DECEMBER 31, 1997                        102,678       $     1,027                          $ 1,321,796
    STOCK SPLIT 75 FOR 1                          7,598,172            75,982              --              (75,982)
    ISSUANCE OF COMMON STOCK FOR CASH               800,000             8,000              --              633,810
    ISSUANCE OF COMMON STOCK FOR C
     CONSULTING SERVICES                            691,499             6,915              --              113,085
   REPAYMENT OF CONTRIBUTED SERVICES
      BY CORPORATE EXECUTIVE                           --                --                --             (148,501)
   FAIR VALUE OF VESTED STOCK OPTIONS                  --                --                --              300,000
   ISSUANCE OF STOCKHOLDERS SUBSCRIPTION
      RECEIVABLES                                      --                --                --                 --
   INTEREST ACCRUED ON SUBSCRIPTIONS
      RECEIVABLE                                       --                --                --               35,555
   CONVERSION OF DEBT TO COMMON STOCK               451,512             4,515              --              491,847
   NET LOSS                                            --                --                --                 --
                                                -----------       -----------       -----------        -----------
BALANCE AT DECEMBER 31, 1998                      9,643,861       $    96,439       $      --          $ 2,581,610
                                                ===========       ===========       ===========        ===========
    EXERCISE OF OPTIONS FOR COMMON STOCK            621,180             6,212              --               55,906
    COMPANY REPURCHASE OF COMMON STOCK                 --                --             (42,360)              --
    REACQUISITION OF COMMON STOCK
    SUBJECT TO RECISSION OF MARKETING
    AGREEMENT                                          --                --            (135,000)           135,000
    ISSUANCE OF STOCKHOLDERS SUBSCRIPTION
    RECEIVABLES                                        --                --                --                 --
    FAIR VALUE OF VESTED STOCK OPTIONS                 --                --                --              200,000
    INTEREST ACCRUED ON SUBSCRIPTIONS
        RECEIVABLE                                     --                --                --               27,467
    ISSUANCE OF COMMON STOCK - ADDITIONAL
        CONSIDERATION FOR DEBENTURES                185,000             1,850              --               69,600
    ISSUANCE OF COMMON STOCK FOR
         CONSULTING SERVICES                         15,000               150              --                8,250
    NET LOSS FOR THE PERIOD ENDED 9/30/99              --                --                --                 --
                                                -----------       -----------       -----------        -----------

BALANCE AT SEPTEMBER 30, 1999
        (UNAUDITED)                              10,465,041       $   104,651       $  (177,360)       $ 3,077,833
                                                ===========       ===========       ===========        ===========


                                                                        DEFICIT
                                                                      ACCUMULATED
                                                       STOCK             DURING
                                                   SUBSCRIPTION       DEVELOPMENT
                                                    RECEIVABLE            STAGE              TOTAL

BALANCE AT DECEMBER 31, 1997                       $  (613,168)       $(1,128,500)       $  (418,935)
    STOCK SPLIT 75 FOR 1                                  --                 --                 --
    ISSUANCE OF COMMON STOCK FOR CASH                     --                 --              641,810
    ISSUANCE OF COMMON STOCK FOR C
     CONSULTING SERVICES                                  --                 --              120,000
   REPAYMENT OF CONTRIBUTED SERVICES
      BY CORPORATE EXECUTIVE                              --                 --             (148,501)
   FAIR VALUE OF VESTED STOCK OPTIONS                     --                 --              300,000
   ISSUANCE OF STOCKHOLDERS SUBSCRIPTION
      RECEIVABLES                                     (112,443)              --             (112,443)
   INTEREST ACCRUED ON SUBSCRIPTIONS
      RECEIVABLE                                          --                 --               35,555
   CONVERSION OF DEBT TO COMMON STOCK                     --                 --              406,362
   NET LOSS                                               --             (890,892)          (890,892)
                                                   -----------        -----------        -----------
BALANCE AT DECEMBER 31, 1998                       $  (725,611)       $(2,019,482)       $   (67,044)
                                                   ===========        ===========        ===========
    EXERCISE OF OPTIONS FOR COMMON STOCK                                     --               62,188
    COMPANY REPURCHASE OF COMMON STOCK                                       --              (42,360)
    REACQUISITION OF COMMON STOCK
    SUBJECT TO RECISSION OF MARKETING
    AGREEMENT                                                                --                 --
    ISSUANCE OF STOCKHOLDERS SUBSCRIPTION
    RECEIVABLES                                        (17,144)              --              (17,144)
    FAIR VALUE OF VESTED STOCK OPTIONS                    --                 --              200,000
    INTEREST ACCRUED ON SUBSCRIPTIONS
        RECEIVABLE                                        --                 --               27,467
    ISSUANCE OF COMMON STOCK - ADDITIONAL
        CONSIDERATION FOR DEBENTURES                      --                 --               71,450
    ISSUANCE OF COMMON STOCK FOR
         CONSULTING SERVICES                              --                 --                8,400
    NET LOSS FOR THE PERIOD ENDED 9/30/99                 --             (658,394)          (658,394)
                                                   -----------        -----------        -----------
BALANCE AT SEPTEMBER 30, 1999
        (UNAUDITED)                                $  (742,755)       $(2,677,876)       $  (415,507)
                                                   ===========        ===========        ===========

                                 GENELINK ,INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                           FOR THE            FOR THE                    9/21/94
                                                           NINE MONTHS        NINE MONTHS                DATE OF
                                                           ENDED              ENDED                      INCEPTION)
                                                           9/30/99            9/30/98                    TO 9/30/99
CASH FLOWS FROM OPERATING ACTIVITIES
   Net Income (Loss)                                       $  (658,394)       $  (769,838)               $(2,677,876)
   Adjustments to reconcile net income
     to net cash provided (used) by
     operating activities
        Depreciation and Amortization                           21,275             14,775                    100,414
        Fair Value of Officers compensation                          0                  0                    718,000
        Fair Value of compensation related
           to vested options                                   200,000            300,000                    500,000
        Common Stock issued for services                         8,400             40,000                    114,100
        Accrued interest on subordinated
           debt converted to stock                                   0             74,861                     74,861
        Accrued interest on debentures                          36,478                  0                     36,478
        (Increase) decrease in assets
          Accounts Receivable                                     (799)                 0                       (997)
          Inventory                                                313               (807)                   (10,959)
          Prepaid expenses                                       5,539               (861)
          Increase in organization costs                             0                  0                    (90,205)
          Deposit on utilities                                       0                  0                     (1,640)
        Increase (decrease) in liabilities
          Accounts payable                                      32,267            (74,141)                   152,205
          Accrued payroll taxes                                   (351)               747                        471
          Accrued interest                                       5,596            (15,059)                     5,596
          Accrued compensation                                 148,125             26,250                    178,125
                                                           -----------        -----------                -----------

   Net cash provided (used)
      by operating activities                                 (201,551)          (404,083)                  (915,314)
                                                           -----------        -----------                -----------

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of property and equipment                              0             54,200                    (65,280)
     (Increase) decrease in Subscriptions Receivable            30,082           (213,449)                  (711,826)
                                                           -----------        -----------                -----------
   Net cash provided(used)by investing
     activities                                                 30,082           (159,249)                  (777,106)
                                                           -----------        -----------                -----------

                                                  GENELINK ,INC.
                                           (A DEVELOPMENT STAGE COMPANY)
                                             STATEMENTS OF CASH FLOWS
                                                    (UNAUDITED)


                                                                          FOR THE                FOR THE                 9/21/94
                                                                          NINE MONTHS            NINE MONTHS             (DATE OF
                                                                          ENDED                  ENDED                   INCEPTION)
                                                                          09/30/99               09/30/98                TO 09/30/99

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds (repayments) from loans and
    notes payable                                                             (6,000)                (15,000)                405,175
   Proceeds from Debentures Issued                                           185,000                       0                 185,000
   Proceeds relating to issuance of common
      stock (net)                                                                  0                 641,810               1,121,110
                                                                          ----------              ----------              ----------
   Net cash provided by financing
      activities                                                             179,000                 626,810               1,711,285
                                                                          ----------              ----------              ----------

NET INCREASE (DECREASE) IN CASH                                                7,531                  63,478                  18,865
Cash, beginning of year                                                       11,334                  72,918                       0
                                                                          ----------              ----------              ----------

Cash, end of year                                                         $   18,865                 136,396                  18,865
                                                                          ----------              ----------              ----------

SUPPLEMENTAL DISCLOSURES

   Income taxes paid                                                      $        0              $        0              $        0
                                                                          ----------              ----------              ----------
   Interest paid                                                                   0                       0                       0
                                                                          ----------              ----------              ----------

NON-CASH FINANCING TRANSACTIONS:
    Conversion of Debt to Stock                                           $        0              $  331,500              $  374,675
                                                                          ----------              ----------              ----------
    Reduction of Subscriptions
     Receivable via relinquishment
     of common stock (net)                                                $        0              $  115,496              $  115,496
                                                                          ----------              ----------              ----------
    Redemption of common stock due to
     Cancellation of marketing agreements                                 $  135,000              $        0              $  135,000
                                                                          ----------              ----------              ----------
    Accrued interest on Subscriptions
     Receivable                                                           $   27,467              $   26,666              $  129,670
                                                                          ----------              ----------              ----------

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)


NOTE 1 - DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  BUSINESS ORGANIZATION

                  Genelink, Inc. (the Company) was organized in the state of Pennsylvania to offer to the public the safe collection and preservation of a family's DNA material for later use by the family to determine genetic linkage.The Company is the successor by merger to a Delaware Corporation organized under the same name on September 21, 1994. Prior to the merger, which occurred in February, 1995, the predecessor entity engaged in no operations. The Company's executive offices are located in Margate, New Jersey.

                  BUSINESS DESCRIPTION

                  The Company was founded in response to the information being generated in the field of human molecular genetics. Scientists are discovering an increasing number of connections between genes and specific diseases. These findings are a direct result of the National Institutes of Health Genome Project, which has as its goal the total mapping of the human genome by the year 2005. Doctors and scientists have known for years that many individuals and their family members are predisposed to certain diseases. This inherited disposition is contained within DNA. DNA, the hereditary material of life, is contained in all of the genes which make up who we are. If one of these genes is defective it can cause disease. There are more than 100,000 genes in the human body, most of which are in charge of the transmission of hereditary characteristics. Many of the more than 4,500 diseases are genetically based.

                  Management believes future generations could benefit from the DNA store of knowledge. For this reason, the Company has created a DNA banking service that stores DNA before an individual dies. This DNA can be used to establish whether or not the disease or disorder that caused death was genetic in origin. As researchers continue to identify diseases linked to defective genes, living family members can use the stored DNA to discover if they are at risk for certain diseases such as cancer. DNA banking shifts the emphasis from diagnosis and treatment, to disease prediction and prevention. It allows future generations to access their family genetic history.

                  See Note 2 regarding the development stage nature of operations of the Company to date.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)


NOTE 1 -  A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(CONT'D)

                  THE PRODUCT

                  The Company has developed a DNA Collection Kit for the collection of DNA specimens of its clients. No licensing or training is necessary for the collection by the client of his or her DNA specimen. The collection process, which uses six swabs, is self administered and takes less than five minutes to complete. The client forwards the swabs to the University of North Texas Health Science Center at Fort Worth (UNTHSC) and completes and forwards a data form to the Company. Specimens can be collected during an individual's lifetime or up to 36 to 40 hours after death. UNTHSC will store the DNA specimens for 25 years. Upon the client's request, and upon the payment of a retrieval fee, the stored DNA specimen can be retrieved and sent to a laboratory for testing. More than one test can be made on the same DNA specimen.

          INTERIM FINANCIAL STATEMENTS

                  These interim financials, which are unaudited, include all necessary adjustments which in the opinion of management are necessary in order to make the financial statements not misleading.

                  CASH AND CASH EQUIVALENTS

                  Highly liquid debt instruments purchased with a maturity of three months or less are considered to be cash equivalents. At times cash and cash equivalents may exceed insured limits. The Company maintains some cash balances with Merrill Lynch, which is SIPC insured up to $300,000.

                  USE OF ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)

NOTE 1 -  A SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                  PROPERTY AND EQUIPMENT

                  Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized. Depreciation is computed using the straight line method over the estimated useful lives of the related assets.

                  REVENUE AND COST RECOGNITION

                  Revenues are recorded when the kits are sold as opposed to when monies are received. The Company receives the entire non-refundable fee up front for the DNA kits and provides the DNA analysis testing at that time, then stores the specimen for 25 years. If the client requests the DNA specimen back at any time during the 25 year storage period, they will be entitled to receive the specimen upon payment of an additional retrieval fee but will not be entitled to any refund of the original storage fee. Direct costs related to sale of kits include purchase of kits, samples and delivery expense. The direct costs of kits are recognized at time of sale to the customers as opposed to the time of purchase by Genelink, Inc. from vendor. Kits purchased by Genelink, Inc. not yet sold remain in inventory.

                  AMORTIZATION OF ORGANIZATION COSTS AND PATENTS

                  Legal and professional fees and expenses in connection with the formation of the Company and filing of patent and trademark applications have been capitalized and are amortized over five years and fifteen years, respectively, on a straight-line basis. The Company has filed for and has patents pending in the USA and foreign countries on its method of DNA gathering, which patent application is pending. The Company has registered trademark for its name and logo and for the name "DNA Collection Kit".

                  Organization costs consists of the following as of September 30, 1999:



                           Professional Legal Fees            $ 76,471
                           Professional Accounting Fees       $ 10,505
                                                               -------
                                                              $ 86,976

                           Less: Accumulated Amortization      (86,976)
                                                               -------
                           Net Organization Costs             $      0
                                                               =======

                  INVENTORY

                  Inventory consists of kits held for resale. Inventory is valued at the lower of cost (using the first-in, first-out method) or market. The shelf life of the DNA kits is estimated by the Company to be in excess of 30 years.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)


NOTE 1 -  A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                  INCOME TAXES

                  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") NO. 109, "ACCOUNTING FOR INCOME TAXES", which requires the use of an asset and liability approach for financial accounting and reporting for income taxes. Under this method, deferred tax assets and liabilities are recognized based on the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities as measured by the enacted tax rates that are expected to be in effect when taxes are paid or recovered.

                  LONG LIVED ASSETS

                  The Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. The Company has not identified any such impairment losses during 1999 and 1998.

                  RECLASSIFICATIONS

                  Certain balances not affecting net income have been reclassified to conform to the current year presentation.

                  PER SHARE DATA

                  Effective November 12, 1998, the Company adopted SFAS No. 128, "Earnings Per Share." The provisions of SFAS No. 128 establish standards for computing and presenting earnings per share
                  (EPS). This standard replaces the presentation of primary EPS with a presentation of basic EPS. Additionally, it requires dual presentation of basic and diluted EPS for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the diluted EPS computation. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted EPS for 1999 and 1998 excludes any effect from such securities as their inclusion would be antidilutive. Per share amounts for all periods presented have been restated to conform with the provisions of SFAS No. 128.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)

NOTE 1 -  A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED

                  Stock Options
                  The Financial Accounting Standards Board has issued SFAS 123, which defines a fair value based method of accounting for an employee stock option and similar equity instruments and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the method of accounting prescribed by Accounting Principles Board Opinion No. 25 (APB 25). Entities electing to remain with the accounting in APB 25 must make proforma disclosures of net income (loss) and, if presented, earnings (loss) per share, as if the fair value based method accounting defined in SFAS 123 had been adopted. The Company has elected to account for its stock-based compensation plans under APB 25.

          CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES

                  Effective fiscal years beginning after December 15, 1998, SOP 98-5 requires organization costs to be expensed. As a result of these charges, any unamortized organization costs should be written off as a cumulative effect of an accounting change. The cumulative effect of this change in accounting on unamortized organization costs was $17,574 which is reflected in 1999 Financial Statements.

NOTE 2 - DEVELOPMENT STAGE OPERATIONS

                  The Company which was formed in 1994, since its inception, has had limited operations and its focus has predominantly been on raising capital and completing the research and development of its product in order to market it according to the Company's business plans.

                  The deficit accumulated during the development stage was $2,677,876. Although the Company has had sales from inception to date, these sales were to distributors who intended to resell products and services to funeral homes and to the general public. These distributors were unsuccessful in selling and reselling the products and services to funeral homes and the general public, but were not entitled to return any unsold kits to the Company. No significant sales to funeral homes or to the general public have occurred since inception. During 1996, 1998 and 1999, the Company issued common stock, in connection with services. Certain services were charged to operations and other amounts were offset to additional paid in capital, as they were directly attributable to raising capital. The shares were valued at the fair market value at time of issuance per FAS No. 123 (Financial Accounting Series "For Stock Based Compensation.")

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)

NOTE 3 - PROPERTY & EQUIPMENT

         As of September 30, 1999, property and equipment consisted of the following:

                                                     1999
                                                     ----
                      Office Furniture            $ 1,154
                      Office Equipment             14,126
                      Leasehold Improvement        50,000
                                                  -------
                                                  $65,280
                                                  =======

         Depreciation expense amounted to $3,593 for the nine months ended September 30, 1999.

NOTE 4 - LOANS PAYABLE-AFFILIATES

         The Company's unsecured long-term debt as of September 30, 1999 consists of loans from various shareholders with no stated repayment terms.
                                                                      1999

                                     Total Obligations             $ 30,500
         Less:                       Current Portion                      0
                                                                   --------
                                                                   $ 30,500
                                                                   ========


NOTE 5 - DEBENTURE-NOTES PAYABLE

         During 1999, the Company entered into the following (5) five debenture notes payable with terms indicated below:

                                                                Shares of Common
                                                                 Stock Issued as
         Amount of                                                 Additional
         Debenture        Date Issued       Interest Rate         Compensation
         ---------        -----------       -------------         -------------
         $  50,000       April 30, 1999           12%                50,000
         $  15,000       April 30, 1999           12%                15,000
         $  10,000       July  29, 1999           12%                10,000
         $ 100,000       August 6, 1999           12%               100,000
         $  10,000       August 8, 1999           12%                10,000

         Interest is to be paid quarterly with the principal balance due December 31, 1999. The Company also issued shares of common stock as additional consideration equal to the amount of those debentures. If the debentures have not been redeemed on or before the maturity date, the debentures will convert into additional shares of common stock of the Company, with the number of shares issued in the conversion being equal to the number of shares that the unpaid face value of the debentures would purchase based on the closing bid price of the stock on the day of maturity. Accrued interest payable on the debenture notes as of September 30, 1999 was $5,596.

         In connection with the Company issuing five (5) debenture notes payable, additional shares of common stock were issued in amounts equal to the principal amount of the debenture. The fair market value, of the amortizable debenture discounts, was recorded net with the debenture notes payable and will be amortized over the life of the debenture.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)


NOTE 5 -  DEBENTURE-NOTES PAYABLE(CONTINUED)

         As of September 30, 1999 the Company's Amortizable Debenture Discounts were as follows:

                                                                       Original
                       Amortizable                                   Net Amortizable
                       Debenture        Amortization       Interest    Debenture
      Debenture#       Discounts           Period          Expense     Discounts
      ----------       ---------           ------          -------     ---------
        1              $  29,500          8 months         $ 18,438     $  11,062
        2              $   8,850          8 months         $  5,531     $   3,319
        3              $   5,600          5 months         $  2,254     $   3,346
        4              $  25,000          5 months         $  9,354     $  15,646
        5              $   2,500          5 months         $    901     $   1,599
                       ---------                           --------     ---------
      Total            $  71,450                           $ 36,478     $  34,972
                       =========                           ========     =========

NOTE 6 - NOTES PAYABLE

         During the first quarter of 1998, the Company converted short-term subordinated notes totaling $331,500 in the aggregate plus accrued interest in the amount of $19,231 into 451,512 shares of common stock. Interest expense was recorded in the amount of $55,631 representing the difference between the fair value of the Company's stock and the value of the notes at the date of conversion.

NOTE 7 -  SALES & INTEREST INCOME

                  The following summarizes the Company's sales history:

                                                           Approximate Sales
                                                Units         Dollars
                           1995                    0         $       0
                           1996                 2,700          175,000
                           1997                   700           44,000
                           1998                    24            2,200
                  Nine Months 1999                 65           10,000

                  The Company generated interest income as follows:

                                                          NINE MONTHS ENDED
                                                              SEPTEMBER 30,
                                                                     1999

             Merrill Lynch, savings account                           921
                                                                 --------
                                                                 $    921
                                                                 ========

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENT
                                   (UNAUDITED)

NOTE 8 - OPERATING LEASES

         The Corporation has various noncancellable operating leases with terms of 24 to 36 months. The following is a schedule of future minimum rentals under the leases for the nine months as of September 30, 1999:

                                               1999
                    1999                     $ 8,137
                    2000                       4,633
                    2001                         764
                                           ---------
                                             $13,534
                 Less Current Portion        (10,849)
                                           ---------
                 Long Term Portion          $  2,685
                                           =========

NOTE 9 - INCOME TAXES

          At September 30, 1999, the Company had federal and state tax net operating loss carryforwards of approximately $1,418,000. The difference between the operating loss carryforwards on a tax basis and a book basis is due principally to differences in depreciation, amortization, and development costs. The federal carryforwards will begin to expire in 2009 and the state carryforwards will begin to expire in 2005.

          The Company had a net deferred tax asset of $354,500 at September 30, 1999 primarily from net operating loss carryforwards. A valuation allowance was recorded to reduce the net deferred tax asset to zero.

NOTE 10- SHAREHOLDERS' EQUITY TRANSACTIONS

         The Company's shareholder equity consists of the following:

         A. SUBSCRIPTION RECEIVABLE-OFFICERS

          Since its inception and until the execution of an employment agreement in early 1998, the Company advanced funds periodically to an officer. Subscription Receivable-Officers represents loans and accrued interest of $742,755 at September 30, 1999. The loans accrue interest using the average applicable one-month Federal Rates (AFRs). The AFR used for 1999 and 1998 was 5.43%.

          The officers have executed notes payable to the Company to evidence their obligation on account of his loans. Under the terms of his obligation, in repayment thereof, the officer will have the right, at any time on or before December 31, 2003, to transfer to the Company, at the then fair market value, shares of the Company's common stock. Any transfer not in full satisfaction of the obligation will first be applied to accrued interest and then to principal. No payments of interest or principal shall be due on account of the loans prior to December 31, 2003. Fair market value of the Company's shares shall be equal to the average between the bid and asked price in the market in which it is publicly-traded on the last date on which such trades occurred prior to the transfer of shares from the officer to the Company.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)

NOTE 10- SHAREHOLDERS' EQUITY TRANSACTIONS (CONTINUED)

  A. SUBSCRIPTION RECEIVABLE-OFFICER (CONTINUED)

          The Company recorded these subscription receivables as a contra-equity account in the Company's balance sheet in accordance with Staff Accounting Bulletin Topic 4G, with related interest income on these notes also being recorded in the Company's equity section.

          During the nine month period ended September 30, 1999, the officer repaid $72,441 which included the exercising of 21,180 shares of vested options which were valued at the then fair market value of $2.00 per share. The officer then returned these shares to the Company and used the fair market value of $42,360 as a repayment of his advance.

          The Company advanced funds to William E. Parisi, a former officer of the Company. The cumulative outstanding principal amount of such loans was $148,501, as of June, 1998 which included accrued interest at the minimum imputed rate, as determined under Section 1274(d) of the Internal Revenue Code. As recognition for past services and fund raising efforts on behalf of the Company, the Company granted Mr. Parisi 300,000 Shares pursuant to a settlement arrangement it has entered into with Mr. Parisi.

          Mr. Parisi repaid his obligation to the Company in June, 1998 by foregoing the issuance of 148,501 Shares at their then fair market value ($1 per Share). The Company then issued 151,499 shares to Mr. Parisi pursuant to the terms of the settlement agreement.

          B. STOCK SPLIT

          During February 1998, the Company affected a 75-for-1 stock split thereby authorizing the issuance of up to 75,000,000 shares of Common Stock. Stockholders equity has been adjusted to give retro-active effect to the stock split and in addition, all common shares redeemed as a result of the aforementioned stock split were retired. The Company increased its number of shares authorized from 1,000,000 to 75,000,000 with par value remaining at $.01.

          C. CONVERSION OF SUBORDINATED NOTES

          During March, 1998, the Company converted an aggregate of $175,000 principal amount of its 9% Subordinated Notes, plus accrued interest and warrants to acquire Common Stock into 242,847 shares of restricted stock (after stock split) at a conversion price of $.72 per share. The Company also converted an aggregate of $156,500 principal amount of short-term loans, plus accrued interest, made to the Company during November and December of 1997 into 208,665 shares (after stock split) at a conversion price of $.75 per share. Interest expense was recorded in the amount of $55,631 representing the difference between the fair value of the Company's stock and the value of the notes at the date of conversion.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)

NOTE 10 - SHAREHOLDERS' EQUITY TRANSACTIONS (CONTINUED)

          D. PRIVATE PLACEMENT OFFERING MEMORANDUM/STOCK OPTIONS
          From April to June 1998, Genelink, Inc. commenced a private placement offering of 800,000 Shares of its common stock at $1 per share to the residents of New York, New Jersey, Florida and the District of Columbia under Rule 504 of Regulation D, which provides an exemption for limited offerings and sales of securities not exceeding $1,000,000. The proceeds of approximately $640,000 of the offering were used to fund research and development, marketing, working capital, payments of salaries to officers, and general administrative expenses. The Company compensated Shannon/Rosenbloom Marketing, Inc., $100,000 for marketing, promotional and investor relations services which was paid upon the successful completion of the offering. The offering expenses included travel, consulting fees, "blue sky"fees, legal and accounting expenses in connection with the Private Placement Offering mentioned above the Company entered into an agreement with Shannon/Rosenbloom Marketing, Inc. dated January 21, 1998 to assist the Company in raising up to $1,000,000 through a public offering of its common stock under SEC rule 504. In connection with this agreement Shannon/Rosenbloom Marketing,Inc. received a cash fee of $100,000 along with the option to convert up to $25,000 of its cash fee into the Company's common stock at a conversion rate of $.10 per share(250,000 shares) and also receive 250,000 shares of restricted stock. Shannon/Rosenbloom Marketing, Inc. exercised its option and converted $25,000 of its fee into common stock.

          The Company valued the above mentioned shares at the then determined fair value as the Company had minimal Sales, history of net losses, no market value and the shares were subject to restrictions imposed under state laws.

          Subsequent to the completion of the private placement offering, the Company issued shares to individuals on their medical advisory board and other consultants at a fair value price of $1.00 per share.

          E. TREASURY STOCK

          On January 5, 1999, John DePhillipo, (CEO of the company) purchased 21,180 shares of common stock by Exercising stock options for $2,118. On the same day, the Company acquired 21,180 shares of common stock in exchange for $40,242 of debt owed to the Company by John DePhillipo. The shares had an option price of 10(cent) a share and the fair market value was $2.00 per share.

          On March 17, 1999, the Company received 150,000 shares which were previously issued to Shannon/Rosenbloom. These shares were recorded as treasury stock at the then fair market value of $135,000.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)

NOTE 10 - SHAREHOLDERS' EQUITY TRANSACTIONS (CONTINUED)

          F. STOCK OPTIONS AND WARRANTS
          The Financial Accounting Standards Board has issued SFAS 123, which defines a fair value based method of accounting for an employee stock option and similar equity instruments and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the method of accounting prescribed by Accounting Principles Board Opinion No. 25 (APB 25). Entities electing to remain with the accounting in APB 25 must make proforma disclosures of net income (loss) and, if presented earnings (loss) per share, as if the fair value based method accounting defined in SFAS 123 had been adopted. The Company has elected to account for its stock-based compensation plans under APB 25.

          During September, 1997, Mr. DePhillipo (CEO of the Company) was granted options to acquire 1,200,000 Shares at $.10 per Share, for services provided to the Company from its inception, 400,000 of which vested upon the execution of the employment agreement with the remaining balance vesting in four(4)equal annual installments of 200,000 each commencing January.

          During September, 1997 the Company also issued Dr. Ricciardi (Officer of the Company) 1,000,000 options that will enable him to acquire shares of the Company's common stock exercisable at the price of $.10 per Share for services provided to the Company from its inception. These options will expire December 31, 2003 and will vest as follows:

                    200,000 shares at the execution of the agreement.
                    200,000 shares each January 1, beginning January 1, 1999,
                             2000, 2001, and 2002.

          Pursuant to APB No. 25 compensation has been recognized based upon the difference of the fair value of the Company's stock at grant date and the officers exercise price as follows:

                                              Fair Value
          Grant                              of Options at        Exercise         Additional
          Date    # of Options Granted       Date of Grant        Price           Compensation
          -----   --------------------       -------------       -------          ------------
          1997          2,200,000                  $  .60         $  .10            1,100,000
          1998                  0                       -              -                    -

          The Company recorded compensation expense to officers of $300,000 in 1998 based on the 600,000 options vested in that year.

                                                  GENELINK, INC.
                                           (A DEVELOPMENT STAGE COMPANY)
                                           NOTES TO FINANCIAL STATEMENTS
                                                    (UNAUDITED)

NOTE 10- SHAREHOLDERS' EQUITY TRANSACTIONS (CONTINUED)

          F. STOCK OPTIONS AND WARRANTS (CONTINUED)

          In connection with the Company issuing the options to the officers noted above, the Company recorded a deferred compensation charge of $1,100,000 reflected in the equity section. The Company will record compensation expense based upon the vesting schedules of these options as noted below:

                    1998     $ 300,000
                    1999     $ 200,000
                    2000     $ 200,000
                    2001     $ 200,000
                    2002     $ 200,000

          On July 1, 1999, John DePhillipo and Dr. Robert Ricciardi (officers of the Company) each received 1,000,000 options to purchase shares of the Company's common stock, one cent par value, at the exercise price of $1.00 per share. Four hundred options vested immediately with the remaining options vesting 200,000 each on January 1, 2000, 2001, and 2002. During the nine months ended September 30, 1999, the Company also issued 229,375 stock options/warrants to purchase the Company's common stock at a price between $.75 and $1.50 per share with expiration dates in 2003 and 2004.

          The following schedule summarizes stock option and stock warrants activity and status for the nine months of September 30, 1999.

                     Granted                             2,229,375
                                                         =========
                     Options outstanding at
                     beginning of the period               600,000

                     Options vested during period        1,429,375

                     Options exercised during period      (621,180)

                     Cancelled                                   0
                                                         ---------
                     Outstanding at End of Period        1,408,195
                                                         =========

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)

NOTE 10- SHAREHOLDERS' EQUITY TRANSACTIONS (CONTINUED)

          F. STOCK OPTIONS AND WARRANTS(CONTINUED)

          A summary of outstanding options/warrants along with their exercise price and dates as of September 30, 1999 are as follows:

  EXERCISE    OPTIONS/WARRANTS          OUTSTANDING         EXPIRATION
   PRICE          GRANTED             OPTIONS/WARRANTS          DATE
 --------         -------             ----------------          ----
$     0.10       2,200,000              1,578,820             12/31/03
$     0.75          45,000                 45,000             12/31/04
$     1.00       2,120,000              2,120,000             12/31/03
$     1.50          64,375                 64,375             12/31/03
                 ---------              ---------
                 4,429,375              3,808,195


NOTE 11 - NET LOSS PER SHARE

          Earnings per share is calculated under the provisions of Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share." Basic EPS is calculated using the weighted average number of common shares outstanding for the period and diluted EPS is computed using the weighted average number of common shares and dilutive common equivalent shares outstanding. Given that the Company is in a loss position, there is no difference between basic EPS and diluted EPS since the common stock equivalents would be antidilutive.

                 PERIOD ENDED SEPTEMBER 30,1999
                 Net loss                                            $ (658,394)
                 Weighted average number of shares
                 of common stock and common stock
                 equivalents outstanding:
                 Weighted average number of common
                 shares outstanding for computing
                 basic earnings per share                             9,839,750
                 Dilute effect of warrants and stock
                 options after application of the
                 treasury stock method                                       *
                                                                       --------
                 Weighted average number of common
                 shares outstanding for computing
                 diluted earnings per share                           9,839,750
                 Net loss per share-basic & diluted                   =========
                                                                          $(.07)
                                                                      =========

          *The following common stock equivalents are excluded from earnings per share calculation as their effect would have been antidilutive:

              PERIOD ENDED SEPTEMBER 30,1999
               Warrants and stock options                               862,778

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)

NOTE 12- ADVERTISING

          The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was $29,379 for the nine months ending September 30, 1999.

NOTE 13- RENT

          The Company leases its primary executive offices located in Margate, New Jersey at no cost from its officers. Additionally, in September, 1999 the Company leased office space in Cincinnati, Ohio for a term of one year at a gross annual rent of $2,220.

NOTE 14- TRANSACTIONS WITH RELATED PARTIES

          The Company is dependent, to a large degree, on the services of John DePhillipo, its Chairman and Chief Executive Officer and the Company has entered into a five (5) year employment agreement dated February 24, 1998, with an initial annual base compensation of $125,000. Officer compensation for the nine months ending September 30, 1999 was $103,125.

          Also, in 1998 the Company entered into a five year employment agreement with Robert Ricciardi, Vice President of Research and Development, with an agreed upon compensation of $30,000 in 1998 and $60,000 in 1999.

          The Company has an agreement with the UNTHSC through March, 2006 for the storage of the genetic material obtained using one of the Company's kits. Two (2) doctors associated with the UNTHSC own approximately 20,000 Shares of the Company. The Company has established protocols with the UNTHSC whereby the UNTHSC will receive a sample in an envelope enclosed with the kit, measure the quantity to assure that enough genetic material is present, analyze the sample to extract the DNA and freeze and store the material in the refrigerated area maintained by the UNTHSC making it available for future retrieval.

          A portion of the Company's operations are conducted by Kelly/Waldron & Company in East Brunswick, New Jersey, which owns 289,333 Shares of the Company. Kelly/Waldron, which provides various services to members of the pharmaceutical industry, acts as the Company's back office, receiving orders and inquiries, processing data and preparing reports for the Company.

          As of September 30, 1999 the Company owed Kelly/Waldron $19,608.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)


    NOTE 14- TRANSACTIONS WITH RELATED PARTIES(CONTINUED)

           MARKETING

                  The Company had engaged Shannon/Rosenbloom to perform marketing, promotional and investor relations services, pursuant to the terms of a marketing agreement. The services rendered by Shannon/Rosenbloom included the dissemination and publication of the Company's information materials to Shannon/Rosenbloom's broker networks, market makers and individual investors. During June, 1998 the Company paid Shannon/Rosenbloom $75,000, sold 250,000 Shares to Shannon/Rosenbloom for $.10 per share and issued to Shannon/ Rosenbloom 250,000 restricted Shares. During the first quarter of 1999, Shannon/Rosenbloom transferred 150,000 shares back to the Company of the 500,000 shares received prior as they had not performed all marketing services noted in the original agreement. The parties have agreed to release each other from any and all losses, claims, damages or demands.

                  SUPPLIER
                  The Company's kits are assembled by J. Knipper & Company, Lakewood, New Jersey, which is engaged in supplying various products to the pharmaceutical industry. Knipper warehouses the kits for the Company and ships the kits directly to the funeral home or distributor ordering the kits. The components of the kits are provided by five (5) suppliers.

NOTE 15 -  COMMITMENT & CONTINGENCIES

                  The Company is not at this time party to any litigation, nor to the knowledge of management is any litigation threatened against the Company which might materially affect the Company.

                  The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company's cash reserves have decreased since the Company's private placement from $800,000 to approximately $10,000 and sales have slipped from 700 units to 25 units from 1997 to 1999, however, the Company is in negotiations for a $1,000,000 Bridge Loan and has announced new marketing plans to enhance sales and therefore management believes that they will be able to generate sufficient revenue and cash flow for the Company to continue as a going concern. During the nine months ending September 30, 1999 the Company raised $185,000 through the issuance of debentures. The Company also intends to raise $2,000,000 through another private placement of securities.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)


NOTE 16 - SUBSEQUENT EVENTS

          FINANCING

          The Company has received a letter of intent dated March 18, 1999 from Brennan Dyer & Company, LLC, a venture capital group, to obtain an additional $1 to 2 million of equity based financing through the issuance of Convertible Preferred Stock. The Preferred Stock is expected to be issued with a convertible price in the $1-1-1/2 per share price range depending on market conditions. The Company, however, has not received any financing as of the report date.


          MARKETING AGREEMENT

          On January 5, 1999 the Company announced plans to become one of the first companies to enter the online DNA banking business. The Company's website will enable consumers worldwide to order the Company's DNA Collection Kit.

          Company's Status

          On December 2, 1999 the Company's stock was delisted from the OTC Bulletin Board and since then its shares have been traded on the National Quotation Board (Pink sheets) under the symbol GNLK. The Company anticipates that it will be relisted during the first quarter of 2000.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.


Exhibit
-------

3(i)              Articles of Incorporation of the Registrant

3(ii)             By-Laws of the Registrant

10                Material Contracts

         10.1 DNA Specimen Repository Agreement Between University of North Texas Health Science Center at Fort Worth and GeneLink, Inc. dated June 21, 1995 (Portions of Exhibit 10.1 have been omitted pursuant to a request for confidential treatment);

         10.2 Amendment No. 1 to Agreement Between GeneLink, Inc. and University of North Texas Health Science Center at Fort Worth dated November 5, 1995;

         10.3 Collateral License Agreement By and Between GeneLink, Inc. and University of North Texas Health Science Center dated July 1, 1996;

         10.4 Employment Agreement By and Between GeneLink, Inc. and John R. DePhillipo dated February 24, 1998;

         10.5 Amendment to Employment Agreement By and Between GeneLink, Inc. and John R. DePhillipo dated December 31, 1998;

         10.6 Consulting Agreement By and Between GeneLink, Inc. and Robert P. Ricciardi, Ph.D. dated February 24, 1998;

         10.7 Amendment to Consulting Agreement By and Between GeneLink, Inc. and Robert P. Ricciardi, Ph.D. dated December 31, 1998.

         10.8 Letter of Intent between GeneLink, Inc. and Thomas Pierce & Company Dated January 5, 2000

         10.9 Amendment to Letter of Intent between GeneLink, Inc. and Thomas Pierce & Company dated January 20, 2000



11       Statement re: computation of per share earnings.  Reference is made to the Consolidated
                                                           Statements of
                                                           Operations of the
                                                           Registrant for its
                                                           fiscal years ended
                                                           December 31, 1998,
                                                           and 1997, which are
                                                           incorporated herein
                                                           by reference.



23          Consent of Accountants

27          Financial Data Schedule

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       GENELINK, INC.



Date: January 25, 2000                 By:     /s/ John R. DePhillipo
                                           -------------------------------
                                           John R. DePhillipo, Chairman, Chief
                                           Executive Officer, President,
                                           Secretary and Director


Date: January 25, 2000                 By:    /s/ Robert P. Ricciardi
                                          --------------------------------
                                          Robert P. Ricciardi, Treasurer and
                                          Director